Exhibit 99.2

CATALYST PAPER CORPORATION
THIRD QUARTER INTERIM REPORT
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2016

PRESIDENT'S MESSAGE

In the third quarter, we continued to focus on implementing step change cost reduction while simultaneously growing the top line to provide Catalyst sustainable earnings levels.

Financial Highlights

We reported a $185.0 million net loss in the quarter, which included a non-cash impairment write-down of $186.4 million on fixed assets at our Powell River, Port Alberni and Crofton paper mills. Excluding the write-down and other significant items in the quarter, Catalyst reported net earnings before specific items of $7.6 million. This compared to a net loss of $26.6 million and a net loss before specific items of $27.3 million in the previous quarter.

Other significant specific items in the quarter included $3.1 million in professional fees and duties related to the countervailing duty on exports to the United States of supercalendered paper and a $2.8 million foreign exchange loss on U.S. dollar denominated debt.

Adjusted Earnings Before Interest Tax Depreciation and Amortization (EBITDA) was $31.9 million and adjusted EBITDA before specific items was $35.3 million in the third quarter. This compares to adjusted EBITDA of negative $5.3 million and adjusted EBITDA before specific items of negative $1.1 million in the previous quarter.

Year-to-date adjusted EBITDA of $43.7 million was $10.1 million higher than the $33.6 million adjusted EBITDA reported in the same period last year.

In the third quarter, we reported free cash flow of $9.8 million and increased our liquidity to $77.5 million.

Operational Highlights

The company delivered significant third quarter savings through its Opportunities for Improvement (OFI) Program, with $63.1 million achieved year-to-date. Revitalization, cost management, product mix optimization and supply chain initiatives are key components of the OFI Program.

Maintenance spending in the quarter included a power boiler shutdown at the Rumford mill.

During the quarter, the lawsuits that were filed against Catalyst by the Halalt First Nation, as well as by Sunvault Energy Inc. and Aboriginal Power Corp., were discontinued. As a result, the company is now able to focus on improving its long-term relationship with the Halalt First Nation.

In recognition of the company's role in helping to establish the Great Bear Rainforest, Catalyst was one of several organizations recognized in September with a prestigious EarthCare Award, presented by the Sierra Club U.S. The EarthCare Award honours individuals or organizations that have made a unique contribution to international environmental protection and conservation.

Market Update

Overall, market conditions continued to be challenging in the third quarter. With the exception of the demand for coated free sheet (CFS), North American demand decreased for all of our paper grades compared to the same quarter last year. Negative market conditions were addressed by optimizing product mix to increase our market share of higher margin CFS and coated one side (C1S), and reducing basis weights. C1S specialty paper volumes have increased by more than 50 per cent compared to the same period last year and are tracking well ahead of this year's projections.

We also focused on developing and commercializing new products for growth specialty markets. In September, we were pleased to announce the launch of Glide Graphics, one of the new specialty grades that we successfully commercialized in 2016. Glide Graphics was specifically developed for large-size graphic applications used in transportation, fleet and vehicle graphics, as well as commercial graphics. Glide Graphics is the first in a series of release liner base papers for North American pressure sensitive markets.

Demand for NBSK pulp was steady through the quarter, with prices continuing to trade in a narrow range.

The United States Department of Commerce recently extended its deadline by nine days to deliver the preliminary results of the expedited review of Canadian imports of supercalendered paper to the U.S. The preliminary results are now expected to be public on November 17, 2016.

KGI/Recapitalization Proposal Update

On October 31, 2016, Catalyst announced that it had entered into a support agreement with its Principal Securityholders related to the proposed alternative recapitalization plan. Key components of the plan are included in the October 31, 2016 news release, which also stated that Catalyst and Kejriwal Group International (KGI) did not enter into definitive documentation in connection with the KGI acquisition proposal by the outside date contemplated in the previously disclosed support agreement among KGI and certain company securityholders. As a result, that agreement may be terminated, although no such action has yet been taken, and discussions are continuing regarding the KGI acquisition proposal. If agreement is reached with KGI in respect of an acquisition, Catalyst may submit it concurrently with the alternative recapitalization plan to its securityholders.

We are working to finalize all necessary documentation and steps, including a plan of arrangement and related proceedings under the Canada Business Corporations Act. Additional disclosure will be provided in an upcoming management information circular. We will issue a news release when the record and meeting dates for such special meetings have been determined.

Both options strengthen the company's financial position, provide Catalyst with certainty for the future, and enable the company to pursue its transformational initiatives.

Outlook

In spite of market challenges and major maintenance spending at the Rumford mill, we expect fourth quarter results to contribute positively to full year EBITDA. Additionally, a market price increase of US$50 per short ton for supercalendered paper and US$40 per short ton for coated groundwood paper was announced effective November 1. We will maintain our focus on those things within our control, including striving to deliver top quartile operational performance in the areas of safety, productivity and cost management, while growing the top line through product mix improvements and higher-value specialty paper growth.

Joe Nemeth

President & Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS		4

1.	OVERVIEW AND HIGHLIGHTS	7

2.	SEGMENTED RESULTS	15

3.	LIQUIDITY AND CAPITAL RESOURCES	23

4.	CONTINGENCIES	25

5.	SUMMARY OF QUARTERLY RESULTS	26

6.	NON-GAAP MEASURES	26

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	29

8.	CHANGES IN ACCOUNTING POLICIES	31

9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS	31

10.	RISKS AND UNCERTAINTIES	31

11.	SENSITIVITY ANALYSIS	34

12.	OUTLOOK	34

13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING	35

CONSOLIDATED FINANCIAL STATEMENTS		36

MANAGEMENT'S DISCUSSION AND ANALYSIS
The following management's discussion and analysis (MD&A) of Catalyst Paper Corporation (the company, we, us, and our) should be read in conjunction with our unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2016 and September 30, 2015 and our audited annual consolidated financial statements for the year ended December 31, 2015 and the notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States (U.S.).  Additional information about the company, including our most recent Annual Information Form is available on our website at www.catalystpaper.com, or the Canadian Securities Administrator's electronic filing website at www.sedar.com.

Throughout this discussion, references are made to certain measures that are not measures of performance under U.S. GAAP, including operating earnings, adjusted EBITDA, adjusted EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items, free cash flow and cash flows provided (used) by operations before changes in non-cash working capital.  We believe that these non-GAAP measures are useful in evaluating our performance.  These non-GAAP measures are defined and reconciled to their nearest GAAP measure in section 6, Non-GAAP measures.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.  The term "dollars" and the symbols "$" and "CDN$" refer to Canadian dollars and the term "U.S. dollars" and the symbol "US$" refer to United States dollars.

In this MD&A, the term "tonne" and the symbol "MT" refer to a metric tonne and the term "ton" or the symbol "ST" refer to a short ton, a measure of weight equal to 0.9072 metric tonne.  Use of these symbols is in accordance with industry practice.

The information in this report is as of November 8, 2016 which is the date of filing in conjunction with our press release announcing our results for the third quarter of 2016.  Disclosure contained in this document is current to November 8, 2016 unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995 (forward-looking statements), including but not limited to, statements about our strategy, plans, future operating performance, contingent liabilities and outlook.

Forward-looking statements:

•	Are statements that address or discuss activities, events or developments that we expect or anticipate may occur in the future;

•
Can be identified by the use of words such as "believe", "expect", "anticipate", "intend", "plan", "likely", "predicts", "estimates", "forecasts", and similar words or phrases or the negative of such words or phrases;

•	Reflect our current beliefs, intentions or expectations based on certain assumptions and estimates, including those identified below, which could prove to be significantly incorrect:

–	Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

–	Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

–	Our ability to successfully obtain cost savings from our cost reduction initiatives;

–	Our ability to implement business strategies and pursue opportunities;

–	Expected cost of goods sold;

–	Expected component supply costs and constraints;

–	Expected foreign exchange and tax rates.

•
While considered reasonable by management, are inherently subject to known and unknown risks and uncertainties and other factors that could cause actual results or events to differ from historical or anticipated results or events. These risk factors and others are discussed in the MD&A.  Certain of these risks are:

–	The impact of general economic conditions in the countries in which we do business;

–	Conditions in the capital markets and our ability to obtain financing and refinance existing debt;

–	Market conditions and demand for our products (including declines in advertising and circulation);

–	The implementation of trade restrictions in jurisdictions where our products are marketed;

–	Fluctuations in foreign exchange or interest rates;

–	Raw material prices (including wood fibre, chemicals and energy);

–	The effect of, or change in, environmental and other governmental regulations;

–	Uncertainty relating to labour relations;

–	The availability of qualified personnel;

–	Legal proceedings;

–	The effects of competition from domestic and foreign producers;

–	The risk of natural disaster and other factors many of which are beyond our control.

As a result, no assurance can be given that any of the events or results anticipated by such forward-looking statements will occur or, if they do occur, what benefit they will have on our operations or financial condition.  Readers are cautioned not to place undue reliance on these forward-looking statements.  These forward-looking statements are made as of the date of this MD&A.  We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Forward-looking statements also include, without limitation, the statements describing a proposed transaction with KGI involving the securities of Catalyst, the alternative recapitalization plan and the timeline for such transactions and their impact on the company.

These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including (i) that the terms relating to the potential transaction with KGI are subject to the execution of definitive agreements, and the alternative recapitalization plan and the potential transaction with KGI are subject to the agreements, consents and waivers of third party lenders and other stakeholders, court and regulatory approvals and other material conditions, (ii) the results of negotiations, including among Catalyst and securityholders, relating to potential transactions and the actual terms thereof, (iii) the failure to complete a definitive transaction or to satisfy any court or regulatory requirement, closing condition or consent or extension of waiver that may be required in connection with any potential transaction, and (iv) other factors beyond the control of Catalyst.  Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed.  These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements.  These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

1.	OVERVIEW AND HIGHLIGHTS

BUSINESS OVERVIEW

We are the largest producer of mechanical printing papers in western North America and the largest producer of coated groundwood paper in North America.  Our business is comprised of four business segments: coated paper, uncoated paper, newsprint, and pulp.  Coated paper includes coated freesheet (CFS), coated groundwood (CGW), and coated one-sided specialty (C1S) paper.  Uncoated paper includes uncoated mechanical (UM), directory paper and uncoated free sheet (UFS).  We are the only producer of CGW paper and soft calender (SC) paper in western North America.  We operate three paper mills in British Columbia (B.C.) in Crofton, Port Alberni, and Powell River and two paper mills in the U.S. in Rumford, Maine and Biron, Wisconsin.

Our Crofton and Rumford mills each include two-line kraft pulp operations.  Our Crofton mill produces kraft pulp primarily to market and sell into the Asian market, while our Rumford mill produces kraft pulp primarily as furnish used to manufacture the mill's coated paper products.

More information about our business segments, product profile and our geographic sales distribution is provided on pages 7 to 9 of our 2015 Annual Report.  Our production capacity by mill and product line is summarized in the following table:

		Coated Paper [1]			Uncoated Paper [1]			Newsprint [1]	Market Pulp	Total
Mill Location	Number Of Paper Machines	CFS	CGW	C1S	UM	UFS	Directory	Newsprint	Market Pulp
Crofton, B.C. [4]	2	–	–	–	–	–	–	350,000	377,000 [2]	727,000
Port Alberni, B.C.	2	–	224,000	–	–	–	116,000	–	–	340,000
Powell River, B.C. [5]	2	–	–	–	350,000	–	–	–	–	350,000
Rumford, ME [6]	3	213,000	176,000	70,000	–	15,000	–	–	93,000 [3]	567,000
Biron, WI	2	–	335,000	–	–	–	–	–	–	335,000
Total capacity (tonnes)	11	213,000	735,000	70,000	350,000	15,000	116,000	350,000	470,000	2,319,000
% of total capacity		9%	32%	3%	15%	1%	5%	15%	20%	100%

1	Capacities expressed in the above tables can vary as we are able to switch production between products, particularly CGW, CFS, C1S and machine-finished uncoated grades.
2	Total pulp capacity at Crofton is 407,000 tonnes, of which 377,000 tonnes are designated as market pulp with the remaining 30,000 tonnes being consumed internally.
3	Total pulp capacity at Rumford is 485,000 tonnes, of which 93,000 tonnes are designated as market pulp with the remaining 392,000 tonnes being consumed internally.
4	No. 1 paper machine at Crofton remains indefinitely curtailed since 2010.
5	No. 9 paper machine at Powell River remains indefinitely curtailed since 2014.
6	No. 12 paper machine at Rumford resumed production in the quarter on an intermittent basis after being indefinitely curtailed on September 1, 2015.

THIRD QUARTER OVERVIEW

BUSINESS OVERVIEW

We achieved strong operating results for the third quarter reflecting improved productivity and good cost control across our operations, reduced maintenance costs and strong seasonal sales.  Maintenance spending was low as there were no major maintenance outages in the quarter.

We continued our focus on cost reduction through revitalization of our five mills.  For the nine months ended September 30, 2016, we have realized savings of $63.1 million under our Opportunities for Improvement (OFI) program which includes mill revitalization, product mix optimization and supply chain initiatives.

Our results were favourably impacted by a fair value adjustment to our phantom share unit (PSU) plan for key executives, directors and employees due primarily to the significant change in our common share price in the quarter, resulting in the recognition of a recovery of $2.5 million non-cash adjustment in selling, general and administrative expense in the quarter.

We recognized a non-cash impairment write-down of $186.4 million on fixed assets at our Powell River, Port Alberni and Crofton paper mills in the quarter.

FINANCIAL PERFORMANCE

We recorded net loss of $185.0 million and net earnings before specific items of $7.6 million in Q3.  This compared to a net loss of $26.6 million and a net loss before specific items of $27.3 million, respectively, in Q2.  Significant specific items in Q3 included a non-cash impairment charge on fixed assets, professional fees and duties related to a countervailing action filed against the company, and a foreign exchange loss on the translation of U.S. dollar denominated debt.  Significant specific items in the prior quarter included the cost and production impact of a waterline breach at our Crofton mill (net of insurance recovery), professional fees and duties related to a countervailing action filed against the company, a net settlement gain related to the negotiated settlement with Verso Corporation and a foreign exchange loss on the translation of U.S. dollar denominated debt.

Adjusted EBITDA was $31.9 million and adjusted EBITDA before specific items was $35.3 million in Q3 compared to adjusted EBITDA of negative $5.3 million and adjusted EBITDA before specific items of negative $1.1 million in Q2.  For YTD 2016, adjusted EBITDA was $43.7 million compared to $33.6 million for the prior year.  Refer to section 6, Non-GAAP measures, for additional information on specific items in the reported financial results.

SELECTED FINANCIAL INFORMATION

(In millions of Canadian dollars, except where	2016				2015
otherwise stated)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$1,473.9	$ 502.7	$ 460.8	$ 510.4	$ 1,991.1	$ 510.8	$ 542.6	$ 458.4	$ 479.3
Operating earnings (loss)	(184.1)	(168.2)	(18.6)	2.7	(12.7)	(2.2)	23.8	(34.0)	(0.3)
Depreciation and amortization	41.4	13.7	13.3	14.4	61.4	17.3	15.0	14.8	14.3
Impairment	186.4	186.4	-	-	-	-	-	-	-
Adjusted EBITDA [1]	43.7	31.9	(5.3)	17.1	48.7	15.1	38.8	(19.2)	14.0
– before specific items [1]	51.9	35.3	(1.1)	17.7	86.7	19.8	41.2	9.7	16.0
Net earnings (loss)	(194.7)	(185.0)	(26.6)	16.9	(49.4)	(26.3)	(12.9)	(32.4)	22.2
– before specific items [1]	(24.8)	7.6	(27.3)	(5.1)	(28.0)	(10.0)	8.4	(13.8)	(12.6)
Adjusted EBITDA margin [1]	3.0%	6.3%	(1.2%)	3.3%	2.4%	3.0%	7.2%	(4.2%)	2.9%
– before specific items [1]	3.5%	7.0%	(0.2%)	3.5%	4.4%	3.9%	7.6%	2.1%	3.3%
Net earnings (loss) per share (in dollars)
– basic and diluted	$ (13.43)	$(12.76)	$ (1.84)	$ 1.17	$ (3.41)	$ (1.82)	$ (0.89)	$ (2.23)	$ 1.53
– before specific items [1]	(1.71)	0.52	(1.88)	(0.35)	(1.93)	(0.69)	0.58	(0.95)	(0.87)
(In thousands of tonnes)
Sales	1,611.9	556.7	512.4	542.8	2,134.3	541.9	570.8	511.1	510.5
Production	1,613.9	557.2	523.0	533.7	2,136.8	545.6	558.2	494.8	538.2

1	Refer to section 6, Non-GAAP measures.

MARKET OVERVIEW

North American Paper Demand and NBSK Pulp Shipments
(in thousands of metric tonnes)
Source: PPPC

3500
2625
1750
875
0

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	2013				2014				2015				2016		
COATED FREESHEET	1036	1037	1061	1013	1017	1003	1051	1004	993	952	990	961	965	897	1032
COATED GROUNDWOOD	825	833	891	830	773	762	824	855	747	687	765	702	678	647	720
UNCOATED MECHANICAL*	833	887	968	975	828	927	890	902	772	772	815	799	744	736	743
LIGHTWEIGHT UNCOATED	94	89	98	81	75	71	81	65	57	47	58	57	48	52	49
NEWSPRINT	1,105	1,108	1,119	1,138	1,030	1,037	1,008	995	905	921	877	954	864	857	840
NBSK PULP	3,310	3,162	3,286	3,306	3,204	3,170	3,169	3,155	3,128	3,273	3,257	3,275	3,344	3,286	3,283

*	Uncoated mechanical is comprised of high-gloss and standard grades.

Overall, market conditions remained challenging in the third quarter of 2016.  North American demand decreased for all of our paper grades except CFS from the third quarter of 2015.  Operating rates were negatively impacted by an increase in imports in the quarter.  Average benchmark prices for coated and uncoated paper were lower compared to the second quarter, while newsprint pricing increased.

Global NBSK demand increased by 0.8% compared to the third quarter of 2015.  The average NBSK benchmark pulp price for China decreased 3.6% to US$595 per tonne compared to the prior quarter.

Alternative Recapitalization Plan

On October 31, 2016, the company announced that it has entered into a support agreement (Recapitalization Support Agreement) with securityholders (the Supporting Parties) representing about 70% of the company's outstanding common shares (Common Shares) and 87% of its PIK Toggle Senior Secured Notes due on October 30, 2017 (Senior Secured Notes) in respect of an alternative recapitalization plan (Alternative Recapitalization).

Key components of the Alternative Recapitalization contemplated in the Recapitalization Support Agreement include:

•
the conversion of the Senior Secured Notes, including accrued and unpaid interest until November 1, 2016, into (i) a term loan in the principal amount of US$135 million with a maturity 5 years from the issuance date, and 12% interest to be paid in payment-in-kind during year one, with the possibility thereafter of partial payment-in-kind at the company's option, and (ii) common shares of the company representing 95% of the outstanding number thereof after giving effect to such conversion (New Common Shares); and

•
the conversion to equity of the interest that was scheduled to be paid on the Senior Secured Notes on November 1, 2016, and the deferral of any payment of interest accruing subsequent to November 1, 2016 on the Senior Secured Notes until the implementation of the Alternative Recapitalization at which time such accrued interest will be added to the principal amount of the term loan.

The completion of the Alternative Recapitalization is subject to certain conditions including the extension of the maturity of the existing credit facilities of Catalyst and the extension of waivers granted by the lenders under such credit facilities as a result of the recapitalization plan, and securityholder, regulatory, TSX and court approvals.  There can be no assurance that these conditions will be satisfied, or that this or any other proposed transaction or plan will be approved or consummated, and if so on what additional or amended terms to those described herein.  Discussions are ongoing to seek the support of the Alternative Recapitalization by additional securityholders representing approximately 10% of the outstanding Common Shares.

The implementation of the Alternative Recapitalization would not affect any of the company's contractual relationships with its trade vendors or any amounts owing to them.  The company intends to continue to operate its business and satisfy its obligations to its service providers, suppliers, contractors and employees in the ordinary course of business as it pursues the Alternative Recapitalization.

The parties to the Recapitalization Support Agreement have also agreed to cooperate in structuring and negotiating an additional component of the Alternative Recapitalization under which Common Shares not held by the securityholder parties thereto would be exchanged for cash consideration, subject to certain conditions, including so as to permit the company to cease to be a reporting issuer under applicable securities laws.  The completion of any such additional component would not be a condition to the implementation of the Alternative Recapitalization.  There can be no assurance that such a transaction will be proposed and if so at what price.

On October 31, 2016, the company filed a petition with the Supreme Court of British Columbia seeking the issuance of various orders in order to facilitate the implementation of a recapitalization transaction, including the deferral of the November 1, 2016 interest payment on the Senior Secured Notes, and to preserve the status quo for the duration of the recapitalization process, all through a plan of arrangement providing for the Alternative Recapitalization Plan in accordance with the Canada Business Corporations Act.  On October 31, 2016, the company also obtained waivers from its lenders in respect of defaults that would have occurred as a result the filing of such petition and related proceedings, and as a result of the deferral of the payment of interest that was due on November 1, 2016 to holders of Senior Secured Notes.  The waivers are in force until November 30, 2016, unless further extended by the lenders as part of negotiations related to the extension of the maturity of the credit facilities in connection with the alternative recapitalization process.

If implemented, the Alternative Recapitalization will improve its financial position and alleviate substantial doubt about the company's ability to continue as a going concern.

The company is open to reaching agreement with a purchaser such as KGI who can contribute funds to enhance the continuing operations of the company, or to restructure its capital in order to be able to move forward with its business with enhanced liquidity.  If an agreement is reached with KGI in respect of the acquisition of Catalyst by KGI, the company may submit it concurrently with the Alternative Recapitalization to its securityholders.

Please see section "Cautionary Statement Regarding Forward-Looking Statements" for additional information on the assumptions and the risk and uncertainties related to the Alternative Recapitalization Plan.

KGI Transaction

On May 23, 2016, the company's Board of directors received a copy of an expression of intent among KGI and the company's four largest shareholders holding or controlling approximately 79% of its outstanding common shares, that include Mudrick Capital Management, L.P., Cyrus Capital Partners, L.P., Oaktree Capital Management, L.P. and Stonehill Capital Management LLC (Principal Securityholders) in respect of a potential acquisition of the company by KGI (KGI Transaction).

On June 30, 2016, the company's Board of directors was advised that the Principal Securityholders entered into a support agreement with KGI (Support Agreement).  The company is not a party to the support agreement, nor has it been a party to the discussions that led to it.

Pursuant to the support agreement, the Principal Securityholders have committed to support and vote in favour of the KGI Transaction, which would be implemented by way of a plan of arrangement under the Canada Business Corporations Act, the terms of which would include:

•	Common shares held by minority shareholders would be acquired by KGI;

•	Common shares held by the Principal Securityholders would be exchanged for interests in a new junior convertible term loan;

•	Existing Senior Secured Notes would be exchanged for interests in a new 5-year US$260.5 million term loan;

•	Existing credit facilities, including the company's ABL Facility, would have their maturities extended, or be refinanced; and

•	Trade and other obligations would remain unaffected.

The support agreement among KGI and the Principal Securityholders includes material conditions and other provisions including satisfactory due diligence by KGI to occur over a period of up to 75 days, the refinancing or maturity extensions of the existing credit facilities of the company, securityholder, regulatory and court approvals, and funding at closing.

The company and KGI did not enter into definitive documentation in connection with the KGI acquisition proposal by the outside date contemplated in the Support Agreement.  As a result, that Support Agreement may be terminated, although no such action has yet been taken, and discussions are continuing regarding the KGI acquisition proposal.The company is still open to reaching agreement with a purchaser such as KGI who can contribute funds to enhance the continuing operations of the company, or to restructure its capital in order to be able to move forward with its business with enhanced liquidity.  If an agreement is reached with KGI in respect of the acquisition of Catalyst by KGI, the company may submit it concurrently with the alternative recapitalization plan to its securityholders.  However, there can be no assurance that any agreement to implement the KGI Transaction will be entered into between KGI and the company and on what terms, that any of the material conditions to the KGI Transaction will be satisfied, or that this or any other transaction will be approved or consummated.

Please see section "Cautionary Statement Regarding Forward-Looking Statements" for additional information on the assumptions and the risk and uncertainties related to the potential KGI Transaction.

Imposition of Countervailing Duties

On July 28, 2015, the U.S. Department of Commerce (DOC) issued its Preliminary Determination to impose countervailing duties on Canadian imports of SC Paper from Catalyst Paper and three other Canadian SC paper producers.  Catalyst was assigned an "all-others" countervailing duty rate of 11.19%, the simple average of the preliminary rates assigned to Port Hawkesbury Paper and Resolute Forest Products.

On October 13, 2015, the DOC issued its final determination to impose countervailing duties on Canadian imports of SC Paper, assigning a final "all-others" rate of 18.85% based on a weighted average of the final rates assigned to Port Hawkesbury Paper and Resolute Forest Products, the two companies for whom individual investigations were conducted.  Based on our current sales mix, the duty has been imposed on approximately 4% of our total sales.

On November 18, 2015, the U.S. International Trade Commission (ITC) reached an affirmative determination on the countervailing duties, and on December 10, 2015, the DOC issued its final countervailing duty order.  On December 15, 2015, the company filed a request for the DOC to initiate an expedited review pursuant to which the DOC would examine the countervailing duty order on SC Paper specifically with respect to Catalyst.  On February 8, 2016, the DOC published its notice initiating the requested expedited review on the initial subsidy allegations.  On March 18, 2016, Catalyst filed its initial questionnaire response with the DOC in respect of the initial subsidy allegations as part of the expedited review.  On April 18, 2016, the DOC issued a determination to initiate a review on certain additional subsidy allegations submitted by the original petitioners of the initial subsidy allegations.  Catalyst filed its questionnaire response with respect to such additional subsidy allegations on May 27, 2016.  Catalyst subsequently made multiple submissions in response to the DOC's verification questionnaire and underwent a verification audit conducted by the DOC at its Richmond office in mid-September of 2016.  Catalyst has since made additional filings rebutting factual information provided by the petitioner and has provided additional responses and data to the DOC.

The DOC extended the deadline for issuing its preliminary determination to November 17, 2016, with its final determination now delayed until at least the first quarter of 2017.

The financial impact of the countervailing duties and related professional fees on adjusted EBITDA from Q2 2015 to September 30, 2016 was $16.3 million, of which $3.1 million was incurred in Q3 2016 (see section 6, Non-GAAP Measures).

STRATEGY UPDATE

Our objective is to return to profitability and maximize cash flows by focusing on reducing manufacturing costs and optimizing our brands and customer base.  Additional information related to our corporate strategy, including key performance drivers and indicators, can be found on pages 14 to 21 of our 2015 Annual Report.

2016 Key Objectives

The following is an update on our third quarter progress towards our 2016 key objectives:

Social:

•	Safety: reduce medical incident rate by a minimum of 20% compared to the prior year
–	We took a step back on safety performance in the quarter with LTI of 1.29 (1.24 prior year average) and MIR of 3.06 (2.52 prior year average).
–	Year-to-date, our LTI of 0.92 and MIR of 2.41 continue to track lower than the prior year.

•	Improve employee performance through adoption of incentive pay plans for both hourly and salaried employees that are aligned to company objectives
–	The salaried incentive plan objectives and measures are aligned to the company objectives and are updated annually.

•	Implement a new performance management system for salaried employees
–	The company implemented role-based competencies aligned to Catalyst's Operating Philosophy as part of its new performance management system for salaried employees.

•	Design and implement a new operator technical training program to support learning and higher productivity
–
The HR team developed a high-level implementation plan to revitalize operator technical training following the completion of a learning system gap analysis and the identification of a system/content vendor. The plan includes an estimate of key deliverables, resources required, anticipated costs and an implementation timeframe.

•	Utilize change management techniques and enhanced internal communications to increase employee awareness, alignment and move further forward to a culture of ownership and accountability
–
In Q3, Catalyst trained senior HR and Safety leaders in the company's adopted change management protocol which is designed to speed up and improve the adoption of change. Projects and process changes throughout the company have been identified as suitable opportunities.

Financial:

•	Deliver positive free cash flow results by increasing operating earnings, reducing overhead costs, and further optimizing our capital structure
–	Adjusted EBITDA was $31.9 million and liquidity increased by $3.0 million in the quarter to $77.5 million as of September 30, 2016.
–	Free cash flow of $9.8 million reflected our strong EBITDA performance and relatively low capital spending, partially offset by higher cash contributions to employee future benefits in the quarter.
–
The higher contributions to employee future benefits reflected a top-up on our US defined benefit pension plan that covers certain hourly employees.  This increase raised our contribution for the year to the required annual contribution level.

–	Capital expenditures in the current quarter of $3.1 million were primarily invested in maintenance of business and profit adding assets.
–	We increased our maximum borrowing base under our ABL Facility by $25.0 million to $250.0 million.

•	Increase the value of benefits realized under the company's OFI program from the prior year
–	We've realized $63.1 million in savings under our OFI program for the year to September 30, 2016.
–	These savings include mill revitalization, product mix optimization and supply chain initiatives.

•	Improve cost competitiveness and productivity through revitalization of our five mills
–	We have realized over $60.0 million in year-to-date savings under our revitalization program.
–	We are tracking ahead of schedule realizing identified savings at our U.S. paper mills, and are driving additional savings at our Canadian mills and corporate functions.

•	Implement the Alternative Recapitalization Plan
–	Our Term Loan and ABL Facility are due on July 31, 2017, and our Senior Secured Notes are due on October 30, 2017, unless previously refinanced.
–
The Alternative Recapitalization would reduce the indebtedness of the company under the Senior Secured Notes and improve its liquidity.  The Alternative Recapitalization Plan is conditional upon the extension of the maturity of the Term Loan and ABL Facility.

Commercial:

•	Optimize our product mix by increasing our market share of higher-margin coated freesheet and coated one-sided specialty paper, and reducing the basis weight of our other paper grades
–	We continue to achieve strong sales mix in our CFS and C1S product lines.
–	Third quarter sales were 14% higher for CFS and on track for 64% increase for C1S year-over year.
–	Sales of UFS, our newest product line, are on track for continued growth.
•	Expand our product offering through new product development by commercializing and growing market share in a variety of specialty paper products
–	In September 2016, Catalyst officially launched its new Glide Graphics release liner product family at the Labelexpo Americas conference in Rosemont, Illinois.
–	FDA compliance achieved for the paper machine no. 10 and no. 11 assets at our Powell River mill, further enhancing our capabilities to participate in food markets.
–	Working with key customers, we are actively developing unique product solutions for numerous specialty applications.

Environmental/ Corporate Social Responsibility:

•	Work with community stakeholders to identify and implement strategic initiatives that mutually benefit our mills and the communities they operate in
–
We worked proactively with community stakeholders to address the ongoing drought conditions in the Cowichan Valley.  This involved the installation of 20 pumps to move water from Lake Cowichan into the Cowichan River to maintain a minimal flow rate.  Seasonal rains returned in time to recharge Lake Cowichan so that pumps were ultimately not required.

–	Projects continuing at most mills which will improve their emissions profile.

•	Develop and implement a Corporate Social Responsibility (CSR) strategy
–	Strategy is now completed and implementation is underway to be finished by Q4 2016.
–	Catalyst was named one of Canada's top 50 best corporate citizens by Corporate Knights for the 10th consecutive year.

•	Strengthen Catalyst's standing with mill communities and with First Nations
–	A First Nations strategy was developed and is now being implemented.

•	Adhere to high international standards for transparency and reporting of performance on social, governance and environmental factors
–	Released 2015 Sustainability Reporting using improved metrics for fibre and self-generated electricity.
–	Completed data sharing on Environmental Paper Assessment Tool with GreenBlue.
–	Completed data sharing on Carbon Disclosure Project relating to carbon, water and forest fibre use.

CONSOLIDATED RESULTS OF OPERATIONS

SALES

Q3 2016 vs. Q2 2016

Sales revenues increased by 9.1% reflecting higher sales volumes due to seasonality and improved production, the positive impact of a weaker Canadian dollar, and higher average transaction prices for pulp, newsprint, directory and CFS, partially offset by lower average transaction prices for UM and CGW.

Q3 2016 vs. Q3 2015

Sales revenues decreased by 7.3% reflecting lower sales volumes, lower average transaction prices for all paper and pulp grades except newsprint and the negative impact of a stronger Canadian dollar.

2016 YTD vs. 2015 YTD

Sales revenues remained flat due to lower average transaction prices for paper and pulp and reduced sales volumes for uncoated paper, newsprint and pulp, partially offset by the positive impact of a weaker Canadian dollar and higher sales volumes for coated paper.  The increase in coated paper sales reflects the impact of market curtailment taken in 2015.

ADJUSTED EBITDA

The following table provides variances between periods for adjusted EBITDA:

ADJUSTED EBITDA

(In millions of Canadian dollars)	Q2 2016	Q3 2015	2015 YTD
Adjusted EBITDA in comparative period [1]	$(5.3)	$38.8	$33.6
Paper prices	(1.6)	(23.7)	(67.9)
Pulp prices	1.3	(6.4)	(31.0)
Impact of Canadian dollar	2.4	(2.1)	23.9
Volume and mix	10.7	0.8	6.0
Distribution costs	0.6	3.6	14.0
Furnish and other conversion costs	4.5	9.9	32.1
Power and fuel costs	0.2	7.2	19.1
Labour costs	3.9	2.3	5.8
Maintenance costs	12.0	(4.1)	4.2
Selling, general and administrative	4.6	0.8	(1.7)
Lower of cost or market impact on inventory, net of inventory change	(1.0)	(2.0)	(1.5)
Power generation	1.4	1.3	3.6
Other, net	(1.8)	5.5	3.5
Adjusted EBITDA in Q3 and YTD 2016 [1]	$31.9	$31.9	$43.7

1	Refer to section 6, Non-GAAP measures.

OPERATING EARNINGS (LOSS)

Q3 2016 vs. Q2 2016

Operating earnings decreased by $149.6 million primarily due to an impairment charge of $186.4 million and higher depreciation and amortization expense of $0.4 million, partially offset by higher adjusted EBITDA of $37.2 million.

Q3 2016 vs. Q3 2015

Operating earnings decreased by $192.0 million primarily due to an impairment charge of $186.4 million and lower adjusted EBITDA of $6.9 million, partially offset by lower depreciation and amortization expense of $1.3 million.

2016 YTD vs. 2015 YTD

Operating earnings decreased by $173.6 million  primarily due to an impairment charge of $186.4 million, partially offset by higher adjusted EBITDA of $10.1 million and lower depreciation and amortization expense of $2.7 million.

NET EARNINGS (LOSS)

Q3 2016 vs. Q2 2016

Net earnings decreased by $158.4 million primarily due to lower after-tax operating earnings of $149.6 million,  lower other income after tax of $5.7 million and a $2.2 million higher after-tax foreign exchange loss on the translation of U.S. dollar denominated debt.

Q3 2016 vs. Q3 2015

Net earnings decreased by $172.1 million primarily due to lower after-tax operating earnings of $192.0 million, partially offset by $21.2 million lower after-tax foreign exchange loss on the translation of U.S. dollar denominated debt.

2016 YTD vs. 2015 YTD

Net earnings decreased by $171.6 million primarily due to  lower after-tax operating earnings of $173.6 million, an impairment charge of $186.4 million,  prior year adjustments for an after-tax bargain purchase gain of $43.9 million related to the acquisition of the U.S. paper mills and an income tax recovery of $28.8 million, partially offset by an after-tax settlement gain related to a negotiated settlement with Verso Corporation in Q2 2016 of $5.5 million, and an after-tax foreign exchange gain on the translation of U.S. dollar denominated debt of $19.2 million compared to an after-tax loss of $46.1 million in the prior year.

2.	SEGMENTED RESULTS

COATED PAPER

	Three months			Nine months
(In millions of Canadian dollars, except	ended September 30,			ended September 30,
where otherwise stated)	2016	2015	Change	2016	2015	Change
Sales	$273.8	$287.9	$(14.1)	$798.5	$760.6	$37.9
Operating earnings (loss)	(46.3)	9.1	(55.4)	(34.9)	(27.0)	(7.9)
Depreciation and amortization	4.7	6.0	(1.3)	14.5	17.3	(2.8)
Impairment	55.2	-	55.2	55.2	-	55.2
Adjusted EBITDA [1]	13.6	15.1	(1.5)	34.7	(9.7)	44.4
– before specific items [1]	13.6	15.1	(1.5)	34.7	11.3	23.4
Adjusted EBITDA margin [1]	5.0%	5.2%	(0.2%)	4.3%	(1.3%)	5.6%
– before specific items [1]	5.0%	5.2%	(0.2%)	4.3%	1.5%	2.8%
(In thousands of tonnes)
Sales	258.4	253.6	4.8	738.1	696.4	41.7
Production	248.4	205.1	43.3	732.8	702.8	30.0

1	Refer to section 6, Non-GAAP measures.

Coated Papers Benchmark Price Trend

Average delivered to U.S. benchmark transaction price (US$/short ton)

(Source: RISI)

1000
900
800
700
600

	2013 Q1	2013 Q2	2013 Q3	2013 Q4	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1	2015 Q2	2015 Q3	2015 Q4	2016 Q1	2016 Q2	2016 Q3
COATED #5, 40 lb.	887	860	868	842	810	800	790	793	815	820	793	790	770	770	740
COATED #3, 60 lb.	960	945	952	922	880	860	880	883	907	910	887	885	875	875	855

SEGMENT OVERVIEW

North American demand for CGW decreased by 5.9% while CFS demand increased by 4.2% from the third quarter of 2015.  Demand continued to be impacted by reduced advertising pages in magazines and a decrease in catalogues being mailed out.  Operating rates were negatively impacted in the third quarter by a sharp increase in imports.  Average benchmark prices for coated no. 5 declined by 3.9% to US$740 per short ton, and for coated no. 3 declined by 2.3% to US$855 per short ton compared to the previous quarter.  A US$40 per short ton price increase was announced for CGW no. 4 and no. 5 paper, effective November 1, 2016.

OPERATIONAL PERFORMANCE

The following chart summarizes the operating performance of our coated paper segment:

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

Q3 2016 vs. Q3 2015

•	Sales volume increased by 4,800 tonnes due to higher production in the quarter.

•	Average sales revenue decreased by $75 per tonne due to lower average transaction prices and the negative impact of a stronger Canadian dollar.

•
Average delivered cash costs decreased by $69 per tonne due to lower kraft pulp, fibre, steam fuel, coating and labour costs, partially offset by higher chemical costs.  Manufacturing costs of the U.S. paper mills continue to be reduced by savings under our revitalization program.

2016 YTD vs. 2015 YTD

•
Sales volume increased by 41,700 tonnes primarily due to the impact of market curtailment in Q2 2015 and the inclusion for the U.S. paper mills of sales in 2015 only from the date of acquisition of January 7, 2015.

•	Average sales revenue decreased by $10 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased by $71 per tonne due to lower kraft pulp, steam fuel, electric power, maintenance and labour costs, partially offset by higher chemical costs.

UNCOATED PAPER

	Three months			Nine months
(In millions of Canadian dollars, except	ended September 30,			ended September 30,
where otherwise stated)	2016	2015	Change	2016	2015	Change
Sales	$88.9	$95.2	$(6.3)	$267.5	$285.0	$(17.5)
Operating loss	(83.8)	-	(83.8)	(97.5)	(8.0)	(89.5)
Depreciation and amortization	6.0	6.3	(0.3)	18.1	18.8	(0.7)
Impairment	81.2	-	81.2	81.2	-	81.2
Adjusted EBITDA [1]	3.4	6.3	(2.9)	1.7	10.8	(9.1)
– before specific items [1]	6.5	8.7	(2.2)	10.3	18.7	(8.4)
Adjusted EBITDA margin [1]	3.8%	6.6%	(2.8%)	0.6%	3.8%	(3.2%)
– before specific items [1]	7.3%	9.1%	(1.8%)	3.9%	6.6%	(2.7%)
(In thousands of tonnes)
Sales	106.4	104.9	1.5	312.6	316.3	(3.7)
Production	111.7	104.2	7.5	323.3	308.6	14.7

1	Refer to section 6, Non-GAAP measures.

Uncoated Papers Benchmark Price Trend
Average delivered to U.S. benchmark transaction price (US$/short ton)
(Source: RISI)

1000
900
800
700
600

	2013				2014				2015				2016		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
SC-A, 35 lb.	795	795	830	825	803	780	770	770	785	785	765	765	745	745	720

SEGMENT OVERVIEW

North American demand for UM paper decreased by 8.8% compared to the third quarter of 2015.  UM paper demand continues to be negatively impacted by reduced advertising and page count in the retail sector.  The average benchmark prices for soft-calendered A grade (SC-A) declined by 3.4% to US$720 per short ton compared to the previous quarter.  A US$50 per short ton price increase was announced for SC paper, effective November 1, 2016.  North American directory demand decreased by 15.5% in Q3.  Effective February 1, 2016, RISI discontinued reporting an average benchmark price for directory paper.

OPERATIONAL PERFORMANCE

The following chart summarizes the operating performance of our uncoated paper segment:

Uncoated Paper Trend

($/tonne)
(% curtailed)
1060
970
880
790
700
100%
75%
50%
25%
0%
Q1
Q2
Q3
Q4
2013
2014
2015
2016

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016
CURTAILMENT % OF CAPACITY*	0%	0%	0%	0%	0%	0%	0%	13%	0%	11%	0%	0%	0%	0%	0%
AVERAGE SALES REVENUE	792	788	803	817	842	833	822	850	916	881	907	890	889	844	836
AVERAGE DELIVERED CASH COSTS**	725	805	770	742	795	827	882	839	814	936	848	857	867	881	804

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

Q3 2016 vs. Q3 2015

•	Sales volume increased by 1,500 tonnes.

•
Average sales revenue decreased by $71 per tonne due to lower average transaction prices and the negative impact of a stronger Canadian dollar.  Transaction prices were negatively impacted by the imposition of countervailing duties on U.S. exports of SC Paper.

•	Average delivered cash costs decreased by $44 per tonne due to lower electric power, steam fuel, kraft and maintenance costs.

2016 YTD vs. 2015 YTD

•	Sales volume decreased by 3,700 tonnes reflecting the continued decline in uncoated paper demand.

•	Average sales revenue decreased $45 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•	Average delivered cash costs decreased by $17 per tonne due to lower kraft pulp and electric power costs, and improved production partly reflecting market curtailment taken in Q2 2015.

NEWSPRINT

	Three months			Nine months
(In millions of Canadian dollars, except	ended September 30,			ended September 30,
where otherwise stated)	2016	2015	Change	2016	2015	Change
Sales	$55.5	$63.0	$(7.5)	$161.6	$179.9	$(18.3)
Operating loss	(48.0)	(2.3)	(45.7)	(59.3)	(8.3)	(51.0)
Depreciation and amortization	1.9	1.9	-	5.6	5.3	0.3
Impairment	50.0	-	50.0	50.0	-	50.0
Adjusted EBITDA [1]	4.0	(0.4)	4.4	(3.7)	(3.0)	(0.7)
– before specific items [1]	4.1	(0.4)	4.5	(3.9)	(1.7)	(2.2)
Adjusted EBITDA margin [1]	7.2%	(0.6%)	7.8%	(2.3%)	(1.7%)	(0.6%)
– before specific items [1]	7.4%	(0.6%)	8.0%	(2.4%)	(0.9%)	(1.5%)
(In thousands of tonnes)
Sales	78.8	92.6	(13.8)	232.6	264.0	(31.4)
Production	86.6	92.4	(5.8)	240.9	258.1	(17.2)

1	Refer to section 6, Non-GAAP measures.

Standard Newsprint Price Trend

Average delivered to U.S. West Coast benchmark transaction price (US$/tonne)

(Source: RISI)

800
675
550
425
Q1
Q2
Q3
Q4
2013
2014
2015
2016

2013				2014				2015				2016		
Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
598	592	595	605	605	605	605	595	565	533	498	485	518	538	560

SEGMENT OVERVIEW

Total North American demand for newsprint decreased by 4.2% compared to the third quarter of 2015  in part due to lower newspaper print advertising and declining circulation.  The average Q3 North American newsprint benchmark price increased by 4.1% to US$560 per tonne compared to the previous quarter.

OPERATIONAL PERFORMANCE

The following chart summarizes the operating performance of our newsprint segment:

Newsprint Trend

($/tonne)
(% curtailed)
925
800
675
550
425
100%
75%
50%
25%
0%

	2013 Q1	2013 Q2	2013 Q3	2013 Q4	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1	2015 Q2	2015 Q3	2015 Q4	2016 Q1	2016 Q2	2016 Q3
CURTAILMENT % OF CAPACITY *	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
AVERAGE SALES REVENUE	672	681	671	690	701	681	677	683	711	656	680	678	700	680	704
AVERAGE DELIVERED CASH COSTS**	643	637	633	611	629	655	654	716	676	717	685	679	728	753	654

*	Although C1 remains indefinitely curtailed, it is not included in our 2016 capacity table.
**	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

Q3 2016 vs. Q3 2015

•	Sales volume decreased by 13,800 tonnes due to reduced production in the quarter and lower demand from certain export regions.

•	Average sales revenue increased by $24 per tonne reflecting higher average transaction prices.

•	Average delivered cash costs decreased $31 per tonne due to lower distribution, fibre, electric power and steam fuel costs.

2016 YTD vs. 2015 YTD

•	Sales volume decreased by 31,400 tonnes in line with the reduction in production volumes and reduced demand from certain export regions.

•	Average sales revenue increased by $13 per tonne due to the positive impact of a weaker Canadian dollar, partially offset by lower average transaction prices.

•
Average delivered cash costs increased by $18 per tonne primarily due to incremental maintenance and labour spending and the production impact of planned and unplanned maintenance shuts at the Crofton mill, including a total mill outage in the second quarter.

PULP

The pulp segment continues to consist of NBSK pulp that we produce at our Crofton mill.  The kraft pulp that we produce at our Rumford mill is used primarily in the production of specialty paper at Rumford, while our Canadian pulp is produced primarily to be marketed and sold into Asia.  The revenue and cost related to market pulp produced at Rumford are therefore not reported under the pulp operating segment, and will be treated as a corporate adjustment outside of our segmented results.

	Three months			Nine months
(In millions of Canadian dollars, except	ended September 30,			ended September 30,
where otherwise stated)	2016	2015	Change	2016	2015	Change
Sales	$72.1	$70.7	$1.4	$194.2	$208.9	$(14.7)
Operating earnings	12.1	17.9	(5.8)	17.6	36.3	(18.7)
Depreciation and amortization	0.7	0.7	-	2.0	2.1	(0.1)
Adjusted EBITDA [1]	12.8	18.6	(5.8)	19.6	38.4	(18.8)
– before specific items [1]	13.0	18.6	(5.6)	19.4	41.5	(22.1)
Adjusted EBITDA margin [1]	17.8%	26.3%	(8.5%)	10.1%	18.4%	(8.3%)
– before specific items [1]	18.0%	26.3%	(8.3%)	10.0%	19.9%	(9.9%)
(In thousands of tonnes)
Sales	94.9	85.1	9.8	254.1	256.0	(1.9)
Production	92.8	94.6	(1.8)	251.9	262.2	(10.3)

1	Refer to section 6, Non-GAAP measures.

Kraft Pulp Price Trend

NBSK: average delivered to China benchmark transaction price (US$/tonne)

(Source: RISI)

925
750
575
400

	2013				2014				2015				2016		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
NBSK	678	700	685	737	753	730	728	715	663	675	638	600	590	617	595

SEGMENT OVERVIEW

Global NBSK demand increased by 0.8% compared to the third quarter of 2015.  The average NBSK benchmark pulp price for China decreased 3.6% to US$595 per tonne compared to the previous quarter.

OPERATIONAL PERFORMANCE

The following chart summarizes the operating performance of our pulp segment:

Pulp Trend

($/tonne)
(% curtailed)
950
825
700
575
450
100%
75%
50%
25%
0%

	2013 Q1	2013 Q2	2013 Q3	2013 Q4	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1	2015 Q2	2015 Q3	2015 Q4	2016 Q1	2016 Q2	2016 Q3
CURTAILMENT % OF CAPACITY	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
AVERAGE SALES REVENUE	634	677	687	733	803	789	747	781	831	787	831	781	784	745	759
AVERAGE DELIVERED CASH COSTS*	616	715	602	713	629	740	604	678	737	650	612	735	657	811	625

*	Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A and restructuring costs.

Q3 2016 vs. Q3 2015

•	Sales volume increased by 9,800 tonnes reflecting a delayed shipment in the third quarter of 2015.

•
Average sales revenue decreased by $72 per tonne due to lower average transaction prices and the negative impact of a stronger Canadian dollar.  The price decline was due mostly to weaker operating rates resulting from an increase in pulp production capacity.

•	Average delivered cash costs increased by $13 per tonne reflecting higher steam fuel, electric power and maintenance costs.

2016 YTD vs. 2015 YTD

•	Sales volume decreased by 1,900 tonnes.

•	Average sales revenue decreased by $52 per tonne due to lower average transaction prices, partially offset by the positive impact of a weaker Canadian dollar.

•
Average delivered cash costs increased by $21 per tonne due to increased chemical, steam fuel and maintenance costs.  Planned and unplanned maintenance shuts at the Crofton mill, including a total mill outage in the second quarter, resulted in incremental maintenance and labour spending and reduced production.

3.	LIQUIDITY AND CAPITAL RESOURCES

SELECTED FINANCIAL INFORMATION
	Three months			Nine months
(In millions of Canadian dollars, except	ended September 30,			ended September 30,
where otherwise stated)	2016	2015	Change	2016	2015	Change
Cash flows provided (used) by operations
before changes in non‑cash working capital	$10.8	$20.0	$(9.2)	$(3.6)	$(6.9)	$3.3
Changes in non-cash working capital	(22.6)	(32.9)	10.3	(10.2)	(19.1)	8.9
Cash flows provided (used) by:
Operations	(11.8)	(12.9)	1.1	(13.8)	(26.0)	12.2
Investing activities	(3.1)	2.2	(5.3)	(18.6)	(92.7)	74.1
Financing activities	13.1	7.0	6.1	30.6	112.8	(82.2)
Capital spending	(3.1)	(2.9)	(0.2)	(18.5)	(24.4)	5.9
Depreciation and amortization	13.7	15.0	(1.3)	41.4	44.1	(2.7)
Impairment	186.4	-	186.4	186.4	-	186.4
Capital spending as % of depreciation
and amortization	23%	19%	4%	45%	55%	(10%)
Net debt to net capitalization at September 30[1]	272%	131%	141%	272%	131%	141%

Refer to page 39 to 41 of our 2015 Annual Report for a discussion of the nature and sources of funding for our principal cash requirements.

Q3 2016 vs. Q3 2015

OPERATING ACTIVITIES

Cash flows used for operating activities increased by $1.1 million due to a decrease in the unfavourable change in non-cash working capital of $10.3 million, partially offset by lower adjusted EBITDA of $6.9 million.

INVESTING ACTIVITIES

Cash used for investing activities of $3.1 million consisted of capital additions in the quarter.  Cash provided by investing activities in Q3 2015 of $2.2 million included proceeds from the sale of fixed assets of $5.0 million, partially offset by capital additions of $2.9 million.

FINANCING ACTIVITIES

Cash provided by financing activities increased by $6.1 million, primarily due to a $6.7 million higher net draw on our ABL Credit Facility.

CAPITAL RESOURCES

Availability on the ABL Facility and total liquidity is summarized in the following table:
(In millions of Canadian dollars)	2016			2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Borrowing base [1]	$244.5	$226.2	$225.0	$225.0	$225.0	$212.7	$225.0
Letters of credit	(23.2)	(24.1)	(24.4)	(22.4)	(22.1)	(21.8)	(22.0)
Amount drawn, net	(150.3)	(135.9)	(125.0)	(117.1)	(121.7)	(114.0)	(111.3)
Availability [2]	71.0	66.2	75.6	85.5	81.2	76.9	91.7
Cash on hand	6.5	8.3	8.4	8.3	5.0	8.7	9.9
Total liquidity	$77.5	$74.5	$84.0	$93.8	$86.2	$85.6	$101.6

1
The borrowing base at September 30, 2016, is reduced by reserves for a landlord waiver reserve in respect of rent of approximately $2.7 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.4 million, a reserve for credit insurance deductibles of $3.2 million, a reserve for vacation pay of $3.1 million, a reserve of $1.5 million for employee source deductions, and a reserve of $0.3 million for workers' compensation costs.

2
Our ABL Facility is subject to certain financial covenants as disclosed in our interim consolidated financial statements for the three and nine months ended September 30, 2016 in note 12, Long-term debt. On October 31, 2016 we obtained a waiver relating to the violation of our covenants with respect to the missed interest payment on our Notes.  See note 12, Long-term debt.

Our total liquidity decreased by $8.7 million from the same quarter last year due primarily to the generation of negative free cash flow over the last four quarters.  Liquidity increased by $3.0 million compared to the previous quarter reflecting a higher borrowing base, partially offset by a higher net draw on the ABL Credit Facility and lower cash on hand.

On October 31, 2016, the company obtained waivers from its lenders under the ABL Facility in respect of defaults that would have occurred as a result of proceedings related to the alternative recapitalization process, and as a result of the deferral of the payment of interest that was due on November 1, 2016 to holders of Senior Secured Notes.  The waivers are in force until November 30, 2016, unless further extended by the lenders as part of negotiations related to the extension of the maturity of the credit facilities in connection with the alternative recapitalization process.

At November 8, 2016, the company had 14,527,571 common shares issued and outstanding.  Our common shares have no par value and an unlimited number of shares are authorized for future issuance.

FINANCIAL INSTRUMENTS

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, long-term debt, and derivatives.  Derivatives are used primarily to reduce exposure to currency risk on revenues, or occasionally debt, as well as price risk associated with revenue and energy costs.

For a description of the nature and extent of risk to the company from our financial instruments, as well as our respective accounting treatment of financial instruments, refer to our annual consolidated financial statements for the year ended December 31, 2015 note 26, Financial instruments.  For the methods and assumptions we use to determine the fair value of financial instruments, refer to note 25, Fair value measurement, of those statements.  Our methods and assumptions for determining the fair value of financial instruments have not changed materially since those used in the preparation of our consolidated financial statements for the year ended December 31, 2015.

At September 30, 2016, the company had foreign currency options and forward contracts with a notional principal of US$75 million with major financial institutions.  At September 30, 2016 period-end exchange rates, these instruments were reported at their fair value of $0.3 million.

The following table reconciles the average spot exchange rate to our effective exchange rate:

US$/CDN$ FOREIGN EXCHANGE

	2016			2015
	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average Bank of Canada noon spot rate	0.766	0.776	0.728	0.749	0.768	0.813	0.806
Average effective rate included in adjusted EBITDA	0.766	0.776	0.728	0.749	0.763	0.813	0.805
(Favourable)/unfavourable impact of derivatives, other than those designated as effective hedges for accounting purposes, included in other expenses [1]	0.003	0.001	(0.011)	0.006	0.008	(0.004)	0.017
Foreign exchange (gain)/loss, on working capital balances, included in other expenses [2]	(0.001)	0.001	0.004	(0.004)	0.001	0.004	(0.012)
Average effective rate in net earnings/(loss) before income taxes [3]	0.768	0.778	0.721	0.751	0.772	0.813	0.810
(In millions of Canadian dollars)
1 Favourable/(unfavourable) impact of derivatives	$ (1.4)	$ (0.5)	$ 6.2	$ (2.8)	$ (5.0)	$ 1.8	$ (8.0)
included in other expenses
2 Foreign exchange gain/(loss) on working capital	0.6	(0.2)	(2.3)	2.1	(0.1)	(2.1)	5.9
balances included in other expenses
3 Excludes foreign exchange gain/(loss) on
long term debt and $US interest expense

4.	CONTINGENCIES

Discontinuance of Two Lawsuits Filed by Halalt First Nation

Two civil claims previously commenced against Catalyst have been discontinued, bringing these pieces of litigation to an end.  On September 2, 2016, the Halalt First Nation filed a notice of discontinuance in respect of a civil claim filed against Catalyst on January 22, 2016 by the Halalt pursuant to which the Halalt alleged that the company illegally trespassed on, and caused damages to, the Halalt's asserted territories and fisheries resources through the operation of its Crofton Mill since 1957.  Also on September 2, 2016, the Halalt filed a notice of discontinuance in respect of a civil claim filed against Catalyst on January 22, 2016 by the Halalt and its business partners, Sunvault Energy Inc. and Aboriginal Power Corp., pursuant to which the plaintiffs alleged that Catalyst disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement.  Sunvault Energy Inc. and Aboriginal Power Corp. jointly filed a notice of discontinuance in respect of such claim on October 7, 2016.

5.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending September 30, 2016:

(In millions of Canadian dollars, except per share	2016			2015				2014
amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	502.7	460.8	510.4	510.8	542.6	458.4	479.3	279.9
Adjusted EBITDA [1]	31.9	(5.3)	17.1	15.1	38.8	(19.2)	14.0	6.8
Net earnings (loss)	(185.0)	(26.6)	16.9	(26.3)	(12.9)	(32.4)	22.2	(39.7)
Net earnings (loss) per share
– basic and diluted	(12.76)	(1.84)	1.17	(1.82)	(0.89)	(2.23)	1.53	(2.75)

1	Refer to section 6, Non-GAAP measures.

Refer to section 1, Overview and highlights, and the discussion on Consolidated results of operations, for details of Q3 2016 results compared to Q2 2016.

6.	NON-GAAP MEASURES

Management uses certain measures that are not defined by U.S. GAAP to evaluate our performance and, as a result, the measures as employed by management may not be comparable to similarly titled measures reported by other entities.  These non-GAAP measures should not be considered by an investor as an alternative to their nearest respective GAAP measure.  Our non-GAAP measures include adjusted EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and other closure costs, and before other non-operating income and expenses), adjusted EBITDA before specific items, adjusted EBITDA margin, adjusted EBITDA margin before specific items, average delivered cash costs per tonne, net earnings (loss) before specific items, net earnings (loss) per share before specific items, and free cash flow.

ADJUSTED EBITDA AND ADJUSTED EBITDA BEFORE SPECIFIC ITEMS

Adjusted EBITDA as defined equates to operating earnings (loss) plus depreciation and amortization and impairment and other closure costs.  Adjusted EBITDA margin and adjusted EBITDA margin before specific items are defined as adjusted EBITDA and adjusted EBITDA before specific items as a percentage of sales.

Specific items are items that do not arise from the company's day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management's control.  Specific items include:  restructuring costs; incidents that significantly impact operations and related insurance proceeds; and gains, losses and expenses related to activities that arise outside of the scope of the company's normal business activities.

These measures enable comparison of consolidated and segment operating results between periods without regard to debt service, income taxes, capital expenditure requirements, and specific items.  These measures are provided to improve comparability between periods by eliminating the impact of financing (interest), accounting (depreciation) and specific items on our results.

RECONCILIATION TO NET EARNINGS (LOSS)

	2016				2015
(In millions of Canadian dollars)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	$(194.7)	$(185.0)	$(26.6)	$16.9	$(49.4)	$(26.3)	$(12.9)	$(32.4)	$22.2
Depreciation and amortization	41.4	13.7	13.3	14.4	61.4	17.3	15.0	14.8	14.3
Impairment	186.4	186.4	-	-	-	-	-	-	-
Foreign exchange (gain) loss on long-term debt	(19.2)	2.8	0.6	(22.6)	57.7	11.6	24.0	(5.5)	27.6
Bargain purchase gain	-	-	-	-	(43.9)	-	(1.7)	(2.9)	(39.3)
Other (income) expense, net	(7.4)	1.0	(4.7)	(3.7)	0.9	(1.2)	2.5	(2.6)	2.2
Interest expense, net	37.2	13.0	12.1	12.1	49.4	12.3	13.5	11.3	12.3
Income tax expense (recovery)	-	-	-	-	(27.4)	1.4	(1.6)	(1.9)	(25.3)
Adjusted EBITDA	$43.7	$31.9	$(5.3)	$17.1	$48.7	$15.1	$38.8	$(19.2)	$14.0
Specific items
Restructuring costs	-	-	-	-	1.8	0.2	0.3	0.7	0.6
Market curtailment	-	-	-	-	11.7	-	-	11.7	-
Crofton oxygen plant outage (insurance recovery)	(2.7)	-	-	(2.7)	4.4	-	-	4.4	-
Rumford recovery boiler upgrade	-	-	-	-	11.0	-	-	11.0	-
Professional fees and duties on countervailing action	8.6	3.1	2.2	3.3	7.7	4.5	2.1	1.1	-
Crofton waterline breach, net of insurance recovery	2.3	0.3	2.0	-	-	-	-	-	-
Acquisition costs related to U.S. paper mills	-	-	-	-	1.4	-	-	-	1.4
Total specific items	8.2	3.4	4.2	0.6	38.0	4.7	2.4	28.9	2.0
Adjusted EBITDA before specific items	$51.9	$35.3	$(1.1)	$17.7	$86.7	$19.8	$41.2	$9.7	$16.0

NET EARNINGS (LOSS) BEFORE SPECIFIC ITEMS

Specific items are items that do not arise from the company's day-to-day operating, investing and financing activities, or items that are subject to material volatility based on factors outside of management's control.  Specific items include:  foreign exchange gain or loss on long-term debt; gain or loss on cancellation of long-term debt; asset-impairment and other closure costs; restructuring costs; incidents that significantly impact operations and related insurance proceeds; and gains, losses and expenses related to activities that arise outside of the scope of the company's normal business activities.

The exclusion of specific items from net earnings (loss) facilitates the comparison of financial results between periods.

RECONCILIATION TO NET EARNINGS (LOSS)

(In millions of Canadian dollars and after-taxes, except where otherwise stated)	2016				2015
	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net earnings (loss)	$(194.7)	$(185.0)	$(26.6)	$16.9	$(49.4)	$(26.3)	$(12.9)	$(32.4)	$22.2
Specific items:
Foreign exchange (gain) loss on long-term debt	(19.2)	2.8	0.6	(22.6)	57.7	11.6	24.0	(5.5)	27.6
Bargain purchase gain	-	-	-	-	(43.9)	-	(1.7)	(2.9)	(39.3)
Market curtailment	-	-	-	-	11.7	-	-	11.7	-
Impairment	186.4	186.4	-	-	-	-	-	-	-
Crofton oxygen plant outage (insurance recovery)	(2.7)	-	-	(2.7)	4.4	-	-	4.4	-
Rumford recovery boiler upgrade	-	-	-	-	11.0	-	-	11.0	-
Professional fees and duties on countervailing action	8.6	3.1	2.2	3.3	7.7	4.5	2.1	1.1	-
Crofton waterline breach, net of insurance recovery	2.3	0.3	2.0	-	-	-	-	-	-
Net settlement gain	(5.5)	-	(5.5)	-	-	-	-	-	-
Reduction of deferred tax asset valuation allowance	-	-	-	-	(30.4)	-	(3.4)	(1.9)	(25.1)
Acquisition costs related to U.S. paper mills	-	-	-	-	1.4	-	-	-	1.4
Restructuring costs	-	-	-	-	1.8	0.2	0.3	0.7	0.6
Net earnings (loss) before specific items	$(24.8)	$7.6	$(27.3)	$(5.1)	$(28.0)	$(10.0)	$8.4	$(13.8)	$(12.6)
Net earnings (loss) per share:
As reported	$(13.43)	$(12.76)	$(1.84)	$1.17	$(3.41)	$(1.82)	$(0.89)	$(2.23)	$1.53
Before specific items	(1.71)	0.52	(1.88)	(0.35)	(1.93)	(0.69)	0.58	(0.95)	(0.87)

FREE CASH FLOW

Free cash flow excludes working capital and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.  This measure allows us to assess our ability to generate funds to repay debt and assists in cash flow forecasting.

RECONCILIATION TO CASH PROVIDED BY OPERATING ACTIVITIES LESS CASH USED BY INVESTING ACTIVITIES

	2016				2015
(In millions of Canadian dollars)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Cash provided (used) by operating activities	$(13.8)	$(11.8)	$(0.2)	$(1.8)	$(6.6)	$19.4	$(12.9)	$8.3	$(21.4)
Cash provided (used) by investing activities	(18.6)	(3.1)	(10.3)	(5.2)	(103.4)	(10.7)	2.2	(11.1)	(83.8)
Proceeds from the sale of property, plant and equipment and other assets	(0.8)	-	(0.4)	(0.4)	(5.0)	-	(5.0)	-	-
Other investing activities	0.9	-	0.4	0.5	-	0.6	(0.1)	-	(0.5)
Non-cash working capital changes except change in taxes and interest	10.2	22.6	(17.5)	5.1	(13.0)	(44.0)	33.3	(33.2)	30.9
Other	0.2	2.1	(2.0)	0.1	90.4	23.3	5.9	(5.5)	66.7
Free cash flow	$(21.9)	$9.8	$(30.0)	$(1.7)	$(37.6)	$(11.4)	$23.4	$(41.5)	$(8.1)

MANAGEMENT'S CALCULATION OF FREE CASH FLOW

	2016				2015
(In millions of Canadian dollars)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Adjusted EBITDA	$43.7	$31.9	$(5.3)	$17.1	$48.7	$15.1	$38.8	$(19.2)	$14.0
Interest expense, excluding amortization	(33.6)	(11.7)	(10.9)	(11.0)	(45.1)	(11.1)	(12.4)	(10.2)	(11.4)
Capital expenditures	(18.5)	(3.1)	(10.3)	(5.1)	(34.5)	(10.1)	(2.9)	(11.1)	(10.4)
Income taxes paid	(0.1)	-	(0.1)	-	-	-	-	-	-
Employee future benefits, expense under cash contribution[1]	(13.4)	(7.3)	(3.4)	(2.7)	(6.7)	(5.3)	(0.1)	(1.0)	(0.3)
Free cash flow	$(21.9)	$9.8	$(30.0)	$(1.7)	$(37.6)	$(11.4)	$23.4	$(41.5)	$(8.1)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in adjusted EBITDA.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgments about matters that are inherently uncertain and actual results could differ from estimates.

On an ongoing basis, we review our estimates based upon currently available information.  The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 47 to 52 of the company's 2015 Annual Report.

Impairment of Long-Lived Assets

The company reviews its long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.  The company tests for impairment using a two-step methodology as follows:

(i)	determine whether the projected undiscounted future cash flows from their use exceed the net carrying amount of the assets as of the assessment date; and

(ii)
if assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

The company conducts its impairment test at the asset group level.  Asset groups of the company, defined as operating segments or one reporting level lower, are its five paper mills and one pulp mill.

Estimates of future cash flows and fair value require judgments, assumptions and estimates that may change over time.  Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known.  The carrying value of long-lived assets represented approximately 34.0% of total assets as at September 30, 2016.  If future developments were to differ adversely from management's best estimate of key assumptions and associated cash flows, the company could potentially experience future material impairment charges.

We recognized an impairment write-down of $186.4 million on the property, plant and equipment of the Powell River, Port Alberni and Crofton paper mills as of September 30, 2016.  Continued declines in current and forecasted pulp and paper prices that may negatively impact future operating costs and profitability accelerated in 2016 due to extremely competitive North American market conditions for paper, increased paper imports into North America supported by the strong US dollar and rapid depreciation of the Euro, and anticipated capacity increases from late 2016 through 2017 for pulp that are expected to adversely impact operating rates and prices.  These deteriorating commercial factors, individually and in aggregate, were identified as potential impairment indicators for long-lived assets as at September 30, 2016.

The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable.  The net carrying amount of assets did not exceed the projected undiscounted future cash flows for certain asset groups.  The company conducted step (ii) of the impairment test and wrote the property, plant and equipment of the Powell River, Port Aberni and Crofton paper asset groups down to their respective fair values.  The impairment write-down was pushed down to the buildings and equipment of the respective asset groups on a pro rata basis based on the net book values of buildings and equipment prior to recognition of the impairment.  The impairment write-down was not allocated to the book value of land.

Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, and capital spending.  The assumptions were derived from information generated internally and external published reports and forecasts.  Product sales prices and foreign exchange assumptions for the fourth quarter of 2016 to 2020 were based on management's best estimates incorporating independent market information as well as analysis of historical data, trends and cycles.  Product sales prices and foreign exchange assumptions for the 2021 trend year were based on independent, published market forecasts.  A discount rate of 10.5% was used, reflecting current market assessments of the time value of money and the risks particular to the company's assets.

Pension and Post-Retirement Benefits

Effective January 1, 2016, the company elected to refine the approach for determining the service cost and interest cost components of the net defined benefit cost that will be recognized on pension and other post-retirement benefit programs. Historically, the company had estimated the service and interest cost components by applying a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. The company has elected to utilize a full yield curve approach to estimate these components by applying specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. The company made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of interest costs. This change does not affect the measurement of total benefit obligations as the change in interest cost is completely offset in the actuarial loss reported in the period. The company has accounted for this change as a change in estimates and, accordingly, has accounted for it prospectively beginning in the first quarter of 2016. Based on current economic conditions, we estimate the service cost and interest cost for those plans will be reduced by approximately $3.8 million in 2016 as a result of the change.

Property, Plant and Equipment

We adjusted the estimated remaining economic life of certain assets as of December 31, 2015, based on a review of the physical condition and expected future operational and commercial lives of our major classes of assets. The estimated impact on annual depreciation from the adjustment is a $6.0 million reduction.

8.	CHANGES IN ACCOUNTING POLICIES

In April 2015, FASB updated standard No. 2015-03 Interest – Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs. The company has adopted the new standard in its financial statements for the annual period beginning on January 1, 2016. As a result the company has netted $2.2 million as at September 30, 2016 in deferred financing costs, which was previously disclosed in other assets, against long-term debt (December 31, 2015 - $3.6 million).

In February 2015, FASB updated standard No. 2015-02 – Consolidation (Topic 810) which affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. The company has adopted the new standard in its financial statements for the annual period beginning on January 1, 2016. There was no material impact to the company's financials as a result of this adoption.

On January 7, 2015, the company's foreign subsidiary acquired the assets of the Biron and Rumford paper mills in Wisconsin and Maine, respectively.  As a result, the company has a foreign subsidiary that is considered to be a distinct and separable operation that is integrated within its foreign jurisdiction, and accordingly, uses the U.S. dollar as its functional currency.  Foreign exchange gains and losses arising from the translation of the foreign subsidiary's accounts into Canadian dollars (CDN$) are reported as a component of other comprehensive income (loss).

9.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers.  The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

In February 2016, FASB issued ASU 2016-02 Leases which, among other things, requires lessees to recognize most leases on-balance sheet. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

In March 2016, FASB issued ASU 2016-09 Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for share-based payment transactions as part of the FASB's simplification initiative. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

In June 2016, FASB issued ASU 2016-13 Financial Instruments – Credit Losses. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2020.

There were no other new pronouncements issued by the FASB that may materially impact the company's consolidated financial statements for future periods.

10.	RISKS AND UNCERTAINTIES

We face risks and uncertainties which fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of aboriginal rights, including unresolved aboriginal land claims in B.C.

In order to address these risks and effectively manage them, we have developed a process for managing risk and the interrelationship between risks and our strategic plan.  We provide regular updates to the Audit Committee, work with corporate and operational management to identify, measure, and prioritize the critical risks facing the company, and manage these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of our risks and uncertainties can be found on pages 52 to 61 of our 2015 Annual Report and such description is incorporated by reference into this MD&A.

In addition, the following list outlines some of the risks associated with the Alternative Recapitalization:

The consummation of the Alternative Recapitalization may not occur, including pursuant to a termination of the Recapitalization Support Agreement

The company will not complete the Alternative Recapitalization unless and until all conditions precedent to the Alternative Recapitalization, some of which are not under the company's control, are satisfied or waived. Even if the Alternative Recapitalization is completed, it may not be completed on the schedule or in the manner anticipated. Accordingly, securityholders participating in the Alternative Recapitalization may receive different treatment under the Alternative Recapitalization from that contemplated and/or have to wait longer than expected to receive their New Common Shares. If the Alternative Recapitalization is not completed on the timeline or terms anticipated, the company may incur additional expenses.

Although the Supporting Parties have agreed in the Recapitalization Support Agreement to vote in favor of the Alternative Recapitalization, there can be no assurance that other creditors, securityholders or third parties will not seek to challenge, oppose or delay the Alternative Recapitalization, or the ability to implement the Alternative Recapitalization under the CBCA, nor can there be any assurance that such parties would not be successful in such challenge, opposition or delay.

The Recapitalization Support Agreement may be terminated by the company or the Supporting Parties in certain circumstances. Accordingly, there is no certainty, nor can the company provide any assurance, that the Recapitalization Support Agreement will not be terminated by either the company or the Supporting Parties before the completion of the Alternative Recapitalization, which may result in the Alternative Recapitalization not proceeding.

In the event that the company does not complete the Alternative Recapitalization, the inability of the company to secure the additional capital required to service its financial obligations and maintain its resource and asset value will likely have a material adverse effect on the company. As a result, if the Alternative Recapitalization is not implemented, the company's secured creditors may take steps to exercise remedies available to them under their security and to enforce against the company's assets, including the potential for the appointment of a receiver under the Bankruptcy and Insolvency Act.

Potential effect of the Alternative Recapitalization

There can be no assurance as to the effect of the Alternative Recapitalization on the company's relationships with its suppliers, customers, purchasers or contractors or lenders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Alternative Recapitalization, or the effect of whether the Alternative Recapitalization is completed under the CBCA or the Company is required to proceed with another statutory procedure. To the extent that any of these events result in the tightening of payment or credit terms, increases in the price of supplied goods, or the loss of a major supplier, customer, purchaser or contractor, or of multiple other suppliers, customers, purchasers or contractors, this could have a material adverse effect on the company's business, financial condition, liquidity and results of operations.

The Alternative Recapitalization may not improve the financial condition of the company

The Alternative Recapitalization is intended to enhance the company's liquidity and provide it with continued financial flexibility. However, the foregoing is contingent on many assumptions that may prove to be incorrect, including without limitation:

•	the ability of the company to succeed in continuing to implement its business plan;

•	that the decline in print revenues and of the demand for the company's newsprint, uncoated mechanical and coated mechanical papers will not accelerate beyond what is currently anticipated;

•	that general economic conditions will not deteriorate beyond currently anticipated levels;

•
that the company's consolidated sales and relationships with suppliers, advertisers, users, customers, purchasers and contractors will not be materially adversely affected while the Alternative Recapitalization is underway or as a result of such Alternative Recapitalization; and

•	the company's continued ability to manage costs.

Should any of those assumptions not materialize, the Alternative Recapitalization may not have the effect of providing the company with the financial flexibility expected or required to implement its business plan.

After the Alternative Recapitalization, the Supporting Parties will own a significant number of the New Common Shares and their interests may conflict with the interests of other Shareholders and reduce liquidity

Following the completion of the Alternative Recapitalization, the Supporting Parties will hold approximately 80% of the New Common Shares. Accordingly, each of the Supporting Parties would have a significant vote in any matter coming before a vote of shareholders. The interests of the Supporting Parties in the company's business, operations and financial condition from time to time may not be aligned with, or may conflict with, the interests of other holders of New Common Shares. In addition, the significant holdings of the Supporting Parties may reduce the liquidity of the New Common Shares.

The company may be unable to continue as a going concern

If the Alternative Recapitalization is not implemented, the company will not be able to generate sufficient cash flow from its operations to meet its obligations and as such the company will be unable to continue as a going concern. The significant decline in demand for newsprint has constrained the company's ability to generate cash flow in a context where the company has a significant debt burden. There can be no assurance that the company will be able to obtain additional capital on terms acceptable to the company or at all. The inability to secure additional capital required to meet the company's financial obligations under the ABL Facility and the Term Loan would have a material adverse effect on the company's financial condition and its ability to continue as a going concern.

The non-implementation of the Alternative Recapitalization could create liquidity risks and force the company to pursue other alternatives that could have a more negative effect on the company

If the Alternative Recapitalization is not implemented and business operations of the company continue at their current levels, the Company may not be able to generate sufficient cash flows to service, repay or refinance its outstanding indebtedness when it matures without raising additional capital. In the current market conditions and the company's financial condition, the company can give no assurance that additional capital will be available on favorable terms, or at all. If the company defaults under the terms of certain of its indebtedness, the noteholders could declare all outstanding principal and interest to be due and payable, the company's lenders could terminate their commitments to loan money and foreclose against the assets securing such borrowings and the company could be forced into bankruptcy or liquidation. Further, in the event that the Alternative Recapitalization is not implemented, the company may be required to pursue other alternatives that could have a more negative effect on the company and its stakeholders, including non-consensual proceedings under creditor protection legislation.

11.	SENSITIVITY ANALYSIS

Our earnings are sensitive to fluctuations in product prices, foreign exchange, energy and fibre costs as described on page 62 to 63 of our 2015 Annual Report and summarized in the following table:

(In millions of Canadian dollars, except per share amounts)	Adjusted EBITDA[1]	Net Earnings[2]	Earnings per Share
Product prices [3]
A US$10 per tonne change in the sales price of:
Uncoated Paper	$6	$4	$0.28
Coated Paper	13	10	0.69
Newsprint	4	3	0.21
Pulp	5	4	0.25
Foreign exchange [4]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	10	7	0.49
Energy cost sensitivity [5]
A 5% change in the price of:
Natural gas and oil – direct purchases	1	1	0.06
Electricity – direct purchases	9	7	0.46
Coal – direct purchases	1	1	0.06
Freight cost sensitivity
A US$5/bbl change in the price of West Texas Int. (WTI) Oil	1	1	0.06
Fibre sensitivity [5]
A US$5 per unit change in the price of:
Wood chips (Bdt)	17	13	0.87

1	Refer to section 6, Non-GAAP measures.
2	Based on an expected tax rate of 26%.
3	Based on annualized sales of Q3 2016 and foreign exchange rate of US$0.77.
4	Based on Q3 2016 annualized net cash flows and a movement to US$0.78 from US$0.77 and excluding our hedging program and the impact of the translation of U.S. dollar-denominated debt.
5	Based on Q3 2016 annualized consumption levels and an exchange rate of US$0.77.

12.	OUTLOOK

Markets

The market for printing and writing papers in North America continues to be under pressure.  Competition among both domestic and offshore producers, ongoing electronic substitution and paper conservation moves by publishers contribute to the challenging market conditions.  For coated and uncoated paper, we expect that pricing in the latter half of the fourth quarter will be supported by the announced November 1st price increases of US$50 per short ton for SC paper and US$40 per short ton for CGW no. 4 and no. 5 paper.  For newsprint, stable pricing is anticipated for the balance of the year. Pulp prices are expected to decline in the fourth quarter due to anticipated increases in capacity and supply.

Operations

Fourth quarter earnings are expected to be supported by strong seasonal sales while being negatively impacted by heavy maintenance spending.  Major maintenance spending will include recovery and power boiler shuts at the Rumford mill.  We expect to realize continued savings across our operations under our revitalization and OFI programs.

The following table summarizes major planned maintenance shutdown costs and related production downtime for 2016:

	Q1		Q2		Q3		Q4		Total
Mill Location		Mtce		Mtce		Mtce		Mtce		Mtce
	Tonnage	Cost	Tonnage	Cost	Tonnage	Cost	Tonnage	Cost	Tonnage	Cost
	Impact	($mm)	Impact	($mm)	Impact	($mm)	Impact	($mm)	Impact	($mm)
Alberni
Other	-	0.7	-	-	-	0.1	-	0.7	-	1.5
Boilers	-	-	-	-	-	0.3	-	1.8	-	2.1
Crofton
TMO	-	-	7,200	3.0	-	-	-	-	7,200	3.0
Capital	-	-	7,900	-	-	-	-	-	7,900	-
Pulp	-	-	12,200	4.6	-	-	-	-	12,200	4.6
Boilers	-	3.8	-	-	-	-	-	-	-	3.8
Powell
Boilers	-	0.2	-	2.8	-	-	-	-	-	3.0
Biron
Boilers	-	-	-	-	-	-	-	-	-	-
Rumford
Capital	-	-	-	-	-	-	1,500	-	1,500	-
Pulp	-	-	-	-	-	-	4,800	9.6	4,800	9.6
Boilers	-	-	-	-	-	4.2	-	2.9	-	7.1
Other	-	-	-	-	-	-	-	1.0	-	1.0
Total	-	$ 4.7	27,300	$ 10.4	-	$ 4.6	6,300	$ 16.0	33,600	$ 35.7

Capital spending is expected to be in the $30 to $35 million range in 2016.

Liquidity, Debt Maturities and Covenants

We do not currently anticipate any significant uses of cash in Q4 other than for our operations, working capital fluctuations, property tax payments and pension funding contributions.

13.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

A summary of our regulatory requirements for the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on page 66 of our 2015 Annual Report.  Based on an evaluation of the design and operation of the company's disclosure controls and procedures conducted under the supervision and with the participation of management, our chief executive officer and chief financial officer concluded that such disclosure controls and procedures (as defined in Canada under National Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934), were effective as at December 31, 2015.

We did not make any changes in internal controls over financial reporting during the most recent three and nine month periods ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors. The Board of Directors has read and approved this MD&A.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
(Unaudited and in millions of Canadian dollars)	2016	2015

Assets
Current assets
Cash and cash equivalents	$6.5	$8.3
Accounts receivable (note 6)	189.2	185.1
Inventories (note 7)	258.7	256.2
Prepaids and other (note 8)	11.9	5.5
Assets held for sale	0.7	1.5
	467.0	456.6
Property, plant and equipment (note 9)	241.9	456.9
Other assets (note 10)	2.9	2.0
	$711.8	$915.5
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 11)	$243.8	$244.5
Current portion of long-term debt (note 12)	165.1	3.2
	408.9	247.7
Long-term debt (note 12)	344.0	491.0
Employee future benefits (note 13)	252.9	267.1
Other long-term obligations (note 14)	23.7	26.4
	1,029.5	1,032.2
Equity (Deficiency)
Shareholders' equity (deficiency)
Common stock: no par value; unlimited shares authorized; issued	144.9	144.9
and outstanding: 14,527,571 shares
(December 31, 2015 – 14,527,571 shares)
Preferred stock: par value determined at time of issue; authorized	-	-
100,000,000 shares; issued and outstanding: nil shares
Deficit	(479.2)	(284.5)
Accumulated other comprehensive income	16.6	22.9
	(317.7)	(116.7)
	$711.8	$915.5

Going concern (note 1)

Contingencies (note 19)

Subsequent events (notes 1 and 12)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

On behalf of the Board:

Joe Nemeth	Walter Jones
Director	Director

CONSOLIDATED STATEMENTS OF LOSS

	Three months		Nine months
(Unaudited and in millions of Canadian dollars, except where otherwise stated)	ended September 30,		ended September 30,
	2016	2015	2016	2015
Sales	$502.7	$542.6	$1,473.9	$1,480.3
Operating expenses
Cost of sales, excluding depreciation and amortization	458.3	490.2	1,387.5	1,405.0
Depreciation and amortization	13.7	15.0	41.4	44.1
Selling, general and administrative	12.5	13.3	42.7	40.1
Restructuring	-	0.3	-	1.6
Impairment and other closure costs (note 5)	186.4	-	186.4	-
	670.9	518.8	1,658.0	1,490.8
Operating earnings (loss)	(168.2)	23.8	(184.1)	(10.5)
Interest expense, net	(13.0)	(13.5)	(37.2)	(37.1)
Foreign exchange gain (loss) on long-term debt	(2.8)	(24.0)	19.2	(46.1)
Other income (expense), net (note 15)	(1.0)	(0.8)	7.4	41.8
Loss before income taxes	(185.0)	(14.5)	(194.7)	(51.9)
Income tax recovery (note 16)	-	(1.6)	-	(28.8)
Net loss	$(185.0)	$(12.9)	$(194.7)	$(23.1)
Basic and diluted net loss per share (in dollars)	(12.76)	(0.89)	(13.43)	(1.59)
Weighted average number of company common	14.5	14.5	14.5	14.5
shares outstanding (in millions)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three months		Nine months
	ended September 30,		ended September 30,
(Unaudited and in millions of Canadian dollars)	2016	2015	2016	2015
Net loss	$(185.0)	$(12.9)	$(194.7)	$(23.1)
Other comprehensive income (loss), net of tax
(expense) recovery:
Foreign currency translation adjustments
Gross amount	0.6	4.3	(6.3)	6.2
Tax (expense) recovery	-	-	-	-
Net amount	0.6	4.3	(6.3)	6.2
Other comprehensive income (loss), net of tax	0.6	4.3	(6.3)	6.2
Comprehensive loss	$(184.4)	$(8.6)	$(201.0)	$(16.9)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIENCY

(Unaudited and in millions of Canadian dollars, except share amounts)	Common stock
Nine months ended September 30, 2016	Number of shares	$	Deficit	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2015	14,527,571	$144.9	(284.5)	$22.9	$(116.7)
Net loss	–	–	(194.7)	–	(194.7)
Other comprehensive loss, net of tax	–	–	–	(6.3)	(6.3)
Balance as at September 30, 2016	14,527,571	$144.9	(479.2)	$16.6	$(317.7)

(Unaudited and in millions of Canadian dollars, except share amounts)	Common stock
Nine months ended September 30, 2015	Number of shares	$	Deficit	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2014	14,527,571	$144.9	(235.1)	$(5.4)	$(95.6)
Net loss	–	–	(23.1)	–	(23.1)
Other comprehensive income, net of tax	–	–	–	6.2	6.2
Balance as at September 30, 2015	14,527,571	$144.9	(258.2)	$0.8	$(112.5)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Nine months
	ended September 30,		ended September 30,
(Unaudited and in millions of Canadian dollars)	2016	2015	2016	2015
Cash flows provided (used) by:
Operations
Net loss	$(185.0)	$(12.9)	$(194.7)	$(23.1)
Items not requiring (providing) cash
Depreciation and amortization	13.7	15.0	41.4	44.1
Impairment and other closure costs (note 5)	186.4	-	186.4	-
Deferred income taxes	-	(2.0)	-	(29.0)
Foreign exchange (gain) loss on long-term debt	2.8	24.0	(19.2)	46.1
Employee future benefits, expense under cash
contributions	(7.3)	(0.1)	(13.4)	(1.4)
(Gain) loss on sale of property, plant and equipment	0.2	(2.6)	0.5	(2.6)
Increase (decrease) in other long-term obligations	(0.1)	-	(1.9)	2.0
Bargain purchase gain (note 15)	-	(1.7)	-	(43.9)
Net settlement gain (note 15)	-	-	(5.5)	-
Other	0.1	0.3	2.8	0.9
Changes in non-cash working capital
Accounts receivable	(24.4)	(42.0)	(7.1)	(33.3)
Inventories	-	5.4	(2.4)	(16.7)
Prepaids and other	(0.7)	(3.0)	(6.5)	(5.7)
Accounts payable and accrued liabilities	2.5	6.7	5.8	36.6
Cash flows used by operating activities	(11.8)	(12.9)	(13.8)	(26.0)
Investing
Additions to property, plant and equipment	(3.1)	(2.9)	(18.5)	(24.4)
Proceeds from sale of property, plant and equipment	-	5.0	-	5.0
Proceeds from sale of non-core assets	-	-	0.8	-
(Increase) decrease in other assets	-	0.1	(0.9)	0.6
Purchase of U.S. paper mills (note 4)	-	-	-	(73.9)
Cash flows provided (used) by investing activities	(3.1)	2.2	(18.6)	(92.7)
Financing
Increase in revolving loan	14.4	7.7	33.2	92.3
Proceeds on issuance of senior secured notes	-	-	-	23.7
Repayment of secured term loan	(0.5)	(0.5)	(1.5)	(1.5)
Deferred financing costs	-	(0.1)	(0.3)	(1.4)
Decrease in other long-term debt	(0.8)	(0.1)	(0.8)	(0.3)
Cash flows provided by financing activities	13.1	7.0	30.6	112.8
Cash and cash equivalents, decrease	(1.8)	(3.7)	(1.8)	(5.9)
in the period
Cash and cash equivalents, beginning of the period	8.3	8.7	8.3	10.9
Cash and cash equivalents, end of the period	$6.5	$5.0	$6.5	$5.0
Supplemental disclosures:
Income taxes paid	$-	$-	$0.1	$0.5
Net interest paid	11.7	12.4	33.6	34.0

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

Three months ended September 30, 2016	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other [1]	Total
Sales to external customers	$273.8	$88.9	$55.5	$72.1	$12.4	$502.7
Inter-segment sales	-	-	-	4.9	(4.9)	-
Depreciation and amortization	4.7	6.0	1.9	0.7	0.4	13.7
Impairment and other closure costs (note 5)	55.2	81.2	50.0	-	-	186.4
Operating earnings (loss)	(46.3)	(83.8)	(48.0)	12.1	(2.2)	(168.2)
Total assets	331.3	183.2	89.6	88.4	19.3	711.8
Additions to property, plant and equipment	0.9	0.9	0.3	0.9	0.1	3.1

Three months ended September 30, 2015	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other [1]	Total
Sales to external customers	$287.9	$95.2	$63.0	$70.7	$25.8	$542.6
Inter-segment sales	-	-	-	6.7	(6.7)	-
Depreciation and amortization	6.0	6.3	1.9	0.7	0.1	15.0
Restructuring	-	0.3	-	-	-	0.3
Operating earnings (loss)	9.1	-	(2.3)	17.9	(0.9)	23.8
Additions to property, plant and equipment	0.7	1.2	0.4	-	0.6	2.9

Nine months ended September 30, 2016	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other [1]	Total
Sales to external customers	$798.5	$267.5	$161.6	$194.2	$52.1	$1,473.9
Inter-segment sales	-	-	-	15.3	(15.3)	-
Depreciation and amortization	14.5	18.1	5.6	2.0	1.2	41.4
Impairment and other closure costs (note 5)	55.2	81.2	50.0	-	-	186.4
Operating earnings (loss)	(34.9)	(97.5)	(59.3)	17.6	(10.0)	(184.1)
Total assets	331.3	183.2	89.6	88.4	19.3	711.8
Additions to property, plant and equipment	4.0	3.1	3.8	7.3	0.3	18.5

Nine months ended September 30, 2015	Coated Papers	Uncoated Papers	Newsprint	Pulp	Corporate Adjustments and Other [1]	Total
Sales to external customers	$760.6	$285.0	$179.9	$208.9	$45.9	$1,480.3
Inter-segment sales	-	-	-	18.8	(18.8)	-
Depreciation and amortization	17.3	18.8	5.3	2.1	0.6	44.1
Restructuring	-	1.6	-	-	-	1.6
Operating earnings (loss)	(27.0)	(8.0)	(8.3)	36.3	(3.5)	(10.5)
Additions to property, plant and equipment	13.6	1.5	5.1	2.1	2.1	24.4

1  Other includes sales, costs and capital additions related to market pulp produced at the Rumford mill.

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TABLE OF CONTENTS
1	Basis of Presentation and Going Concern	43
2	Segmented Information	45
3	Significant Accounting Policies	45
4	Purchase of U.S. Paper Mills	46
5	Measurement Uncertainty – Impairment of Long-Lived Assets	46
6	Accounts Receivable	48
7	Inventories	48
8	Prepaids and Other	48
9	Property, Plant and Equipment	49
10	Other Assets	49
11	Accounts Payable and Accrued Liabilities	49
12	Long-Term Debt	50
13	Employee Future Benefits	51
14	Other Long-Term Obligations	53
15	Other Income (Expenses), Net	54
16	Income Taxes	54
17	Fair Value Measurement	54
18	Financial Instruments	56
19	Contingencies	57
20	Comparative Figures	57

1.	BASIS OF PRESENTATION AND GOING CONCERN
The consolidated financial statements include the accounts of Catalyst Paper Corporation and, from their respective dates of acquisition of control or formation, its controlled subsidiaries and partnerships (collectively, the “company”).  All inter-company transactions and amounts have been eliminated on consolidation.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), on a basis consistent with those followed in the December 31, 2015 audited annual consolidated financial statements.  These unaudited interim consolidated financial statements do not include all information and note disclosures required by U.S. GAAP for annual financial statements, and, therefore, should be read in conjunction with the December 31, 2015 audited consolidated financial statements and the notes thereto.  In the opinion of the company, the unaudited interim consolidated financial statements contained herein contain all the information and note disclosures necessary to fairly present the results of the interim periods included.  The results for the periods included herein may not be indicative of the results for the entire year.
Going Concern
The company is required to assess whether there are conditions and events, considered in aggregate, that raise substantial doubt as to its ability to continue as a going concern within one year after the date that the financial statements are issued.  The ability of the company to continue as a going concern will be dependent on the renewal of long term debt and credit facilities as they become due.  The current financial position of the company and continued uncertainty in market conditions for the next twelve months raises substantial doubt whether it will be able to settle the net obligation under the asset based loan facility (ABL Facility) and Term Loan that become due in July 2017, and the 11% PIK Toggle Senior Secured Notes (Senior Secured Notes) that become due in October 2017 and continue as a going concern. The company’s ability to also attain profitability and positive cash flows from operations is dependent on a number of factors, the outcome of which cannot be predicted at this time.
In order to address its upcoming debt maturities and liquidity concerns through a recapitalization, the Company has entered into a support agreement with securityholders representing about 70% of the Company's outstanding common shares (Common Shares) and 87% its Notes, as further described below.
Alternative Recapitalization Plan
On October 31, 2016, the company announced that it has entered into a support agreement (Recapitalization Support Agreement) with securityholders representing about 70% of the company's outstanding Common Shares and 87% of its Senior Secured Notes in respect of an alternative recapitalization plan (Alternative Recapitalization).
Key components of the Alternative Recapitalization contemplated in the Recapitalization Support Agreement include:
•
the conversion of the Senior Secured Notes, including accrued and unpaid interest until November 1, 2016, into (i) a term loan in the principal amount of US$135 million with a maturity 5 years from the issuance date, and 12% interest to be paid in kind during year one, with the possibility thereafter of partial payment-in-kind at the company's option, and (ii) common shares of the company representing 95% of the outstanding number thereof after giving effect to such conversion; and

•
the conversion to equity of the interest that was scheduled to be paid on the Senior Secured Notes on November 1, 2016, and the deferral of any payment of interest accruing subsequent to November 1, 2016 on the Senior Secured Notes until the implementation of the Alternative Recapitalization at which time such accrued interest will be added to the principal amount of the term loan.

The completion of the Alternative Recapitalization is subject to certain conditions including the extension of the maturity of the existing credit facilities of Catalyst and the extension of waivers granted by the lenders under such credit facilities as a result of the recapitalization plan, and securityholder, regulatory, TSX and court approvals. There can be no assurance that these conditions will be satisfied, or that this or any other proposed transaction or plan will be approved or consummated, and if so on what additional or amended terms to those described herein. Discussions are ongoing to seek the support of the Alternative Recapitalization by additional securityholders representing approximately 10% of the outstanding Common Shares.

The implementation of the Alternative Recapitalization would not affect any of the company’s contractual relationships with its trade vendors or any amounts owing to them. The company intends to continue to operate its business and satisfy its obligations to its service providers, suppliers, contractors and employees in the ordinary course of business as it pursues the Alternative Recapitalization.
The parties to the Recapitalization Support Agreement have also agreed to cooperate in structuring and negotiating an additional component of the Alternative Recapitalization under which Common Shares not held by the securityholder parties thereto would be exchanged for cash consideration, subject to certain conditions, including so as to permit the company to cease to be a reporting issuer under applicable securities laws. The completion of any such additional component would not be a condition to the implementation of the Alternative Recapitalization. There can be no assurance that such a transaction will be proposed and if so at what price.
On October 31, 2016, the company filed a petition with the Supreme Court of British Columbia seeking the issuance of various orders in order to facilitate the implementation of a recapitalization transaction, including the deferral of the November 1, 2016 interest payment on the Senior Secured Notes (note 12), and to preserve the status quo for the duration of the recapitalization process, all through a plan of arrangement providing for the Alternative Recapitalization Plan in accordance with the Canada Business Corporations Act. On October 31, 2016, the company also obtained waivers from its lenders in respect of defaults that would have occurred as a result the filing of such petition and related proceedings, and as a result of the deferral of the payment of interest that was due on November 1, 2016 to holders of Senior Secured Notes. The waivers are in force until November 30, 2016, unless further extended by the lenders as part of negotiations related to the extension of the maturity of the credit facilities in connection with the alternative recapitalization process.
KGI Transaction
The company is still in discussions with Kejriwal Group International (“KGI”) with respect to a potential acquisition of Catalyst by KGI on the terms set forth below. However, the company and KGI did not enter into definitive documentation in connection with the KGI acquisition proposal by the outside date contemplated in the support agreement entered into by KGI and the principal securityholders of the company. As a result, that support agreement may be terminated, although no such action has yet been taken, and discussions are continuing regarding the KGI acquisition proposal.
Pursuant to the support agreement entered into between the Principal Securityholders and KGI (Support Agreement), the Principal Securityholders have committed to support and vote in favour of the KGI Transaction, which would be implemented by way of a plan of arrangement under the Canada Business Corporations Act, the terms of which would include:
•	Common shares held by minority shareholders would be acquired by KGI;
•	Common shares held by the Principal Securityholders would be exchanged for interests in a new junior convertible term loan;
•	Existing Senior Secured Notes would be exchanged for interests in a new 5-year US$260.5 million term loan;
•	Existing credit facilities, including the company's ABL Facility, would have their maturities extended, or be refinanced; and
•	Trade and other obligations would remain unaffected.
The Support Agreement provided that definitive documentation in connection with the KGI Transaction had to be entered by October 25, 2016. As the company and KGI did not enter into a definitive agreement by such outside date, the Support Agreement may be terminated, although no such action has yet been taken, and discussions are continuing regarding the KGI Transaction.
The company is still open to reaching agreement with a purchaser such as KGI who can contribute funds to enhance the continuing operations of the company, or to restructure its capital in order to be able to move forward with its business with enhanced liquidity. If an agreement is reached with KGI in respect of the acquisition of Catalyst by KGI, the company may submit it concurrently with the alternative recapitalization plan to its securityholders. However, there can be no assurance that any agreement to implement the KGI Transaction will be entered into between KGI and the company and on what terms, that any of the material conditions to the KGI Transaction will be satisfied, or that this or any other transaction will be approved or consummated.

2.	SEGMENTED INFORMATION
The company is the largest producer of mechanical printing papers in western North America.  Our operating segments are:
Coated papers	– Manufacture and sale of coated free sheet, coated groundwood and one-sided specialty coated paper
Uncoated papers	– Manufacture and sale of uncoated mechanical and directory printing papers
Newsprint	– Manufacture and sale of newsprint
Pulp	– Manufacture and sale of long-fibre Northern Bleached Softwood Kraft (NBSK)

The company owns and operates five manufacturing facilities, three in the province of British Columbia (B.C.), Canada, one in Rumford, Maine, U.S. and one in Biron, Wisconsin, U.S.  The primary market for the company’s paper products is North America.  The primary markets for the company’s pulp products are Asia and Australasia.
3.	SIGNIFICANT ACCOUNTING POLICIES
Recently implemented accounting changes
In April 2015, FASB updated standard No. 2015-03 Interest – Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs.  The company has adopted the new standard in its financial statements for the annual period beginning on January 1, 2016.  As a result the company has netted $2.2 million as at September 30, 2016  in deferred financing costs, which was previously disclosed in other assets, against long-term debt (December 31, 2015 - $3.6 million).
In February 2015, FASB updated standard No. 2015-02 – Consolidation (Topic 810) which affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. The company has adopted the new standard in its financial statements for the annual period beginning on January 1, 2016. There was no material impact to the company’s financials as a result of this adoption.
On January 7, 2015, the company’s foreign subsidiary acquired the assets of the Biron and Rumford paper mills in Wisconsin and Maine, respectively.  As a result, the company has a foreign subsidiary that is considered to be a distinct and separable operation that is integrated within its foreign jurisdiction, and accordingly, uses the U.S. dollar as its functional currency.  Foreign exchange gains and losses arising from the translation of the foreign subsidiary’s accounts into Canadian dollars (CDN$) are reported as a component of other comprehensive income (loss).
Changes in future accounting standards
In May 2014, FASB issued a new standard on revenue recognition ASC Topic 606 Revenue from Contracts with Customers.  The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2018.  The extent of the impact of adoption of the standard has not yet been determined.
In February 2016, FASB issued ASU 2016-02 Leases which, among other things, requires lessees to recognize most leases on-balance sheet.  The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2019.  The extent of the impact of adoption of the standard has not yet been determined.
In March 2016, FASB issued ASU 2016-09 Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for share-based payment transactions as part of the FASB’s simplification initiative.  The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2017.  The extent of the impact of adoption of the standard has not yet been determined.
In June 2016, FASB issued ASU 2016-13 Financial Instruments – Credit Losses. The company intends to adopt the new standard in its financial statements for the annual period beginning on January 1, 2020.
There were no other new pronouncements issued by the FASB that may materially impact the company’s consolidated financial statements for future periods.

4.	PURCHASE OF U.S. PAPER MILLS
On January 7, 2015, the company acquired, through a wholly owned subsidiary, the Biron paper mill located in Wisconsin, U.S. and the Rumford pulp and paper mill located in Maine, U.S. for consideration of $73.9 million (US$62.4 million).  The acquisition was financed through advances under the company’s ABL Facility, which was amended to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million.  The company also completed a US$25.0 million offering of its PIK Toggle Senior Notes (“Offered Notes”) thereby increasing the principal amount of its outstanding 2017 Notes to US$260.5 million.  The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million.
In 2016, we reached a negotiated settlement with Verso Corporation related to all outstanding issues from the acquisition of the U.S. paper mills on January 7, 2015, and all amounts outstanding from and to Verso Corporation pursuant to their bankruptcy proceeding, and recognized a net settlement gain of $5.5 million.
We account for this business combination using the acquisition method and the results of the Biron and Rumford mills have been included in the consolidated earnings of the company since its date of acquisition on January 7, 2015.
The final allocation to the assets acquired and liabilities assumed on the basis of their respective fair values as at January 7, 2015 is as follows:
January 7, 2015
Assets acquired:
Accounts receivable	$56.1
Inventories	80.8
Prepaids and other	0.9
Property, plant and equipment	91.7
Long-term assets	0.2
229.7
Liabilities assumed:
Accounts payable and accruals	$65.6
Long-term environmental remedial obligations	4.6
Long-term employee future benefits	10.0
Other long-term liabilities	5.0
Deferred income tax liability	26.7
111.9
Fair value of acquired net assets	$117.8
Consideration paid	$73.9

The excess of the fair value assigned to the net assets acquired over the purchase price was recognized in other income as a gain of $43.9 million.  The company realized a gain on the asset purchase as it was a forced agreement.  Verso Corporation sold the Biron and Rumford mills to comply with an antitrust settlement with the U.S. Department of Justice whereby the pending merger of Verso Corporation and NewPage was made conditional on the sale of the U.S. paper mills.
5.	MEASUREMENT UNCERTAINTY – IMPAIRMENT OF LONG-LIVED ASSETS
The company reviews its long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.  The company tests for impairment using a two-step methodology as follows:
(i)	determine whether the projected undiscounted future cash flows from their use exceed the net carrying amount of the assets as of the assessment date; and
(ii)
if assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

The company conducts its impairment test at the asset group level.  Asset groups of the company, defined as operating segments or one reporting level lower, are its five paper mills and one pulp mill.
Estimates of future cash flows and fair value require judgments, assumptions and estimates that may change over time.  Due to the variables associated with judgments and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known.  The carrying value of long-lived assets represented approximately 34.0% of total assets as at September 30, 2016.  If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the company could potentially experience future material impairment charges.
The following table provides the components of the impairment and other closure costs:
	Three months		Nine months
	ended September 30,		ended September 30,
(Unaudited and in millions of Canadian dollars)	2016	2015	2016	2015
Property, plant and equipment
Powell River	$70.7	$-	$70.7	$-
Port Alberni	65.7	-	65.7	-
Crofton paper	50.0	-	50.0	-
	$186.4	$-	$186.4	$-

We recognized an impairment write-down of $186.4 million on the property, plant and equipment of the Powell River, Port Alberni and Crofton paper mills as of September 30, 2016.  Continued declines in current and forecasted pulp and paper prices that may negatively impact future operating costs and profitability accelerated in 2016 due to extremely competitive North American market conditions for paper, increased paper imports into North America supported by the strong US dollar and rapid depreciation of the Euro, and anticipated capacity increases from late 2016 through 2017 for pulp that are expected to adversely impact operating rates and prices.  These deteriorating commercial factors, individually and in aggregate, were identified as potential impairment indicators for long-lived assets as at September 30, 2016.
The company conducted step (i) of the impairment test to determine whether the carrying value of its long-lived assets were recoverable.  The net carrying amount of assets did not exceed the projected undiscounted future cash flows for certain asset groups.  The company conducted step (ii) of the impairment test and wrote the property, plant and equipment of the Powell River, Port Aberni and Crofton paper asset groups down to their respective fair values.  The impairment write-down was pushed down to the buildings and equipment of the respective asset groups on a pro rata basis based on the net book values of buildings and equipment prior to recognition of the impairment.  The impairment write-down was not allocated to the book value of land as the value was determined to exceed its carrying amount.
Estimates of future cash flows used to test the recoverability and determine the fair value of long-lived assets included key assumptions related to foreign exchange rates, forecast product prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, and capital spending.  The assumptions were derived from information generated internally and external published reports and forecasts.  Product sales prices and foreign exchange assumptions for the fourth quarter of 2016 to 2020 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles.  Product sales prices and foreign exchange assumptions for the 2021 trend year were based on independent, published market forecasts. Fair value was determined using a discounted cash flow model and Level 3 inputs. See note 17, Fair value measurement, for detailed disclosure of the company’s fair value hierarchy. A discount rate of 10.5% was used, reflecting current market assessments of the time value of money and the risks particular to the company’s assets.

6.	ACCOUNTS RECEIVABLE
The components of accounts receivable were as follows:

	September 30,	December 31,
	2016	2015
Trade receivables	$184.8	$170.9
Less: allowance for doubtful accounts	(4.6)	(4.5)
	180.2	166.4
Sales taxes receivable	2.5	5.6
Other receivables	6.5	13.1
	$189.2	$185.1

Accounts receivable are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.
7.	INVENTORIES
The components of inventories were as follows:
	September 30,	December 31,
	2016	2015
Finished goods
Coated paper	$44.9	$53.9
Uncoated paper	25.4	19.2
Newsprint	16.9	12.4
Pulp	2.5	10.6
Total finished goods	89.7	96.1
Work-in-progress	1.7	2.3
Raw materials – wood chips, pulp logs and other	56.7	48.5
Operating and maintenance supplies and spare parts	110.6	109.3
	$258.7	$256.2

At September 30, 2016, the company had applied write-downs of $1.8 million to finished goods inventory (December 31, 2015 – $1.1 million) and $0.5 million to raw materials inventory (December 31, 2015 – $0.6 million).
Inventories are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.
8.	PREPAIDS AND OTHER
The components of prepaids and other were as follows:
	September 30,	December 31,
	2016	2015
Property taxes, insurance and licenses	$5.8	$2.6
Derivative assets	0.3	-
Other	5.8	2.9
	$11.9	$5.5

Prepaids and other are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.

9.	PROPERTY, PLANT AND EQUIPMENT
The components of property, plant and equipment were as follows:
	September 30,	December 31,
	2016	2015
Cost	$674.6	$663.1
Accumulated depreciation, amortization and impairment (note 5)	432.7	206.2
Net book value	$241.9	$456.9

Property, plant and equipment are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.
We adjusted the estimated remaining economic life of certain assets as of December 31, 2015, based on a review of the physical condition and expected future operational and commercial lives of our major classes of assets. The estimated impact on annual depreciation from the adjustment is a $6.0 million reduction.
The company recognized an impairment write-down of $186.4 million on the property, plant and equipment of the Powell River, Port Alberni and Crofton paper mills as of September 30, 2016. See note 5, Measurement uncertainty – impairment of long-lived assets.
10.	OTHER ASSETS
The components of other assets were as follows:
	September 30,	December 31,
	2016	2015
Deferred charges and other	$2.5	$1.6
Accrued benefit asset – pension plan (note 13)	0.4	0.4
	$2.9	$2.0

Other assets are pledged as collateral against the long-term debt of the company. See note 12, Long-term debt, for detailed disclosure of the collateral arrangements of the company.
11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities were as follows:
	September 30,	December 31,
	2016	2015
Trade payables	$158.4	$156.2
Accrued payroll and related liabilities	39.9	43.5
Accrued interest	16.3	7.1
Accrued benefit obligation – pension plan (note 13)	8.3	8.3
Accrued benefit obligation – other employee future benefit plans (note 13)	6.4	6.4
Property taxes	0.9	0.9
Payables related to capital projects	1.6	1.6
Derivative liabilities	-	4.5
Other	12.0	16.0
	$243.8	$244.5

12.	LONG-TERM DEBT
The components of long-term debt were as follows:
	September 30,	December 31,
	2016	2015
Term loan, due on July 31, 2017	$14.8	$16.0
Senior secured notes, 11.0% due on October 30, 2017 (US$260.5 million; December 31, 2015 – US$260.5 million)	338.6	355.6
	353.4	371.6
Revolving asset based loan facility of up to $250.0 million (December 31, 2015 - $225.0 million) due on July 31, 2017	149.1	115.1
Capital lease obligations	6.6	7.5
Total debt	509.1	494.2
Less: current portion	(165.1)	(3.2)
Total long-term debt	$344.0	$491.0

2016
Significant changes to long-term debt in 2016
During the quarter, the company reclassified the liabilities under its revolving asset based loan facility and term loan to current liabilities as these liabilities mature within twelve months of September 30, 2016.
On May 9, 2016, the company amended its revolving asset based loan facility (ABL Facility). The amendment included an increase of the maximum revolving credit commitments by $25.0 million to $250.0 million.  The ABL Facility lenders are CIBC as Administrative Agent, Wells Fargo Capital Finance Corporation of Canada, Export Development Canada and Bank of Montreal.
In April 2015, FASB updated standard No. 2015-03 Interest – Imputation of Interest (Subtopic 835-30) to simplify the presentation of debt issuance costs. The company has adopted the new standard in its financial statements for the annual period beginning on January 1, 2016.  As a result the company has netted $2.2 million as at September 30, 2016 in deferred financing costs, which was previously disclosed in other assets, against long-term debt (December 31, 2015 - $3.6 million).  Comparative figures have been reclassified accordingly.
As discussed in note 1, on October 31, 2016, the company filed a petition with the Supreme Court of British Columbia seeking the issuance of various orders in order to facilitate the implementation of a recapitalization transaction, including the deferral of the November 1, 2016 interest payment on the Senior Secured Notes, and preserve the status quo for the duration of the recapitalization process.  Accordingly, the November 1, 2016 interest payment was not made by the company. On October 31, 2016, the company also obtained waivers from its lenders in respect of defaults that would have occurred as a result the filing of such petition and related proceedings, and as a result of the deferral of the payment of interest that was due on November 1, 2016 to holders of Senior Secured Notes. The waivers are in force until November 30, 2016, unless further extended by the lenders as part of negotiations related to the extension of the maturity of the credit facilities in connection with the alternative recapitalization process.
2015
Significant changes to long-term debt in 2015
In September 2015, the company entered into six capital leases on equipment. The capital lease obligation with respect to these leases was $0.5 million as at December 31, 2015.
On January 7, 2015, the company amended the asset based loan facility (ABL Facility) to increase the maximum amount of credit available thereunder from $175.0 million to $225.0 million to finance the acquisition of the Biron paper mill and the Rumford pulp and paper mill.  The company also completed an offering of US$25.0 million of PIK Toggle Senior Secured Notes (“Offered Notes”) due on October 30, 2017.  The Offered Notes were issued at a 20% discount to face value with the company receiving gross proceeds of US$20.0 million to be used to finance part of the costs associated with the acquisition.  See note 4, Purchase of U.S. Paper Mills.

Significant terms, conditions and covenants

The indentures governing the company’s Term Loan and PIK Toggle Senior Secured Notes due on October 30, 2017 (“2017 Notes”) contain customary restrictive covenants, including restrictions on incurring additional indebtedness, certain restricted payments, including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.
The Term Loan is secured by a first charge on substantially all of the fixed assets and real property of the company that ranks senior to the lien securing the 2017 Notes.  The Term Loan is also secured by a second charge over the company’s current assets.  Collateral provided on the 2017 Notes consists of a charge on substantially all of the assets of the company, other than (i) a senior collateral charge on the Term Loan, and (ii) the ABL Charge Collateral, as described below (2017 Notes Charge Collateral), and a charge on the senior collateral charge on the Term Loan and the ABL Charge Collateral.  The indentures governing the Term Loan and 2017 Notes limit the ability of the company to incur debt, other than permitted debt, while the company’s fixed charge coverage ratio is below 2.0:1.0 for the 2017 Notes and is below 1.0:1.0 for the Term Loan.  The company’s fixed charge coverage ratio under the 2017 Notes, calculated on a 12-month trailing average, was 1.0:1.0 at September 30, 2016 (December 31, 2015 – 0.9:1.0) and under the Term Loan was 0.6:1.0 at September 30, 2016 (December 31, 2015 – 0.5:1.0).
The company cannot make any restricted payments including paying any dividends, except to the extent the balance in its restricted payments basket is positive.  The restricted payments basket under the 2017 Notes was negative $142.4 million as at September 30, 2016 (December 31, 2015 – $107.1 million).
The security for the ABL Facility consists of a charge on accounts receivable, inventory and cash of the company (ABL Charge Collateral) and a charge on the 2017 Notes Charge Collateral.  The interest rate on the ABL Facility is determined by the current market rate for that type of loan in addition to a spread that is based on the average availability for the prior fiscal quarter.  Availability under the ABL Facility is determined by a borrowing base calculated primarily on eligible accounts receivable and eligible inventory, less certain reserves.  The borrowing base at September  30, 2016, is reduced by reserves for a landlord waiver reserve in respect of rent of approximately $2.7 million, a pension reserve not exceeding the sum of normal cost pension contributions, special and catch-up payments and any other payments in respect of a Canadian pension plan that are past due of approximately $1.4 million, a reserve for credit insurance deductibles of $3.2 million, a reserve for vacation pay of $3.1 million, a reserve of $1.5 million for employee source deductions, and a reserve of $0.3 million for workers’ compensation costs.  On September 30, 2016, the company had $71.0 million available under the ABL Facility after deducting outstanding drawings of $150.3 million and outstanding letters of credit of $23.2 million, before potential application of the springing fixed charge coverage ratio.
The company was in compliance with its covenants under the ABL Facility, the Term Loan and under each of the indentures governing its outstanding senior notes on September 30, 2016.
The company’s long-term debt is recorded at amortized cost.  The following table provides information about management’s best estimate of the fair value of the company’s debt:
	September 30, 2016		December 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Total debt	$509.1	$390.7	$494.2	$416.0
The fair value of the company’s long-term debt related to its senior notes is determined based on quoted market prices (level 1 fair value measurement).  The fair value of the company’s debt related to the ABL Facility is measured by discounting the respective cash flows at quoted market rates for similar debt having the same maturity (level 2 fair value measurements).  In measuring fair value, the company incorporates credit valuation adjustments to reflect its own non-performance risk, where applicable.
13.	EMPLOYEE FUTURE BENEFITS
The company maintains pension benefit plans for all salaried employees, which include defined benefit and defined contribution segments.  Employees hired subsequent to January 1, 1994 enroll in the defined contribution segment.  Effective January 1, 2010, employees in the defined benefit plan ceased to accrue benefits under the defined benefit segment of the plan and began to participate in the defined contribution segment of the plan.  The company also maintains pension benefits for former hourly employees that are not covered by union pension plans.  Unionized employees of the company are members of multi-employer industry-wide pension plans to which the company contributes a predetermined amount per hour worked by an employee.

The company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to employees.  A description of changes to pension and other benefit plans can be found on pages 95 to 102 of the company’s 2015 Annual Report.
Employees hired pursuant to the purchase of the U.S. mills (note 4, Purchase of US Paper Mills) continue to be covered under the employee future benefit plans that existed prior to acquisition.  Pension plans include defined benefit and defined contribution segments. The defined benefit plan is available to hourly employees hired before 2013. The defined contribution segment consists of a 401k plan and a profit share plan and is available to salaried and hourly employees.
For the three and nine months ended September 30, 2016, the company incurred total post-retirement benefit costs of $6.6 million and $20.3 million, respectively (three and nine months ended September 30, 2015 – $8.1 million and $24.9 million).
For the three and nine months ended September 30, 2016, the company contributed $13.9 million and $33.7 million, respectively (three and nine months ended September 30, 2015 - $8.1 million and $25.8 million) for employee future benefits which included cash contributed to the company’s funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans, cash contributions to its defined contribution plans and cash contributed to its multi-employer industry-wide pension plans.
Components of net periodic benefit cost recognized in the period were as follows:
	Three months		Nine months
	ended September 30,		ended September 30,
Pension benefit plans	2016	2015	2016	2015
Defined benefit plan
Service cost for the period	$1.1	$1.1	$3.5	$3.8
Interest cost	2.3	3.1	6.8	9.3
Expected return on assets	(3.4)	(3.3)	(10.3)	(9.7)
	-	0.9	-	3.4
Defined contribution plan
Service cost for the period	2.5	2.7	7.8	8.0
Multi-employer industry-wide pension	2.3	2.0	6.7	6.4
plan service cost for the period
Net periodic benefit cost for pension	$4.8	$5.6	$14.5	$17.8
benefit plans

	Three months		Nine months
	ended September 30,		ended September 30,
Other post-retirement benefit plans	2016	2015	2016	2015
Service cost for the period	$0.4	$0.7	$1.6	$1.9
Interest cost	1.4	1.7	4.2	5.1
Actuarial losses	-	0.1	-	0.1
Net periodic benefit cost for other	$1.8	$2.5	$5.8	$7.1
benefit plans
Effective January 1, 2016, the company elected to refine the approach for determining the service cost and interest cost components of the net defined benefit cost that will be recognized on pension and other post-retirement benefit programs. This election was made in consultation with the actuarial advisors of the company and in accordance with broad industry adoption of this approach as best practice.
Historically, the company had estimated the service and interest cost components by applying a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. The company has elected to utilize a full yield curve approach to estimate these components by applying specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. The company made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of interest costs. This change does not affect the measurement of total benefit obligations as the change in interest cost is completely offset in the actuarial loss reported in the period. The company has accounted for this change as a change in estimates and, accordingly, has accounted for it prospectively beginning in the first quarter of 2016. Based on current economic conditions, we estimate the service cost and interest cost for those plans will be reduced by approximately $3.8 million in 2016 as a result of the change.
14.	OTHER LONG-TERM OBLIGATIONS
The components of other long-term obligations were as follows:
	September 30,	December 31,
	2016	2015
Environmental and remedial	$10.1	$10.7
Snowflake union pension liability	8.8	9.9
Accrued workers’ compensation costs	4.4	4.6
Other	0.4	1.2
	$23.7	$26.4

15.	OTHER INCOME (EXPENSES), NET
The components of other income (expense), net were as follows:
	Three months		Nine months
	ended September 30,		ended September 30,
	2016	2015	2016	2015
Gain (loss) on derivative financial instruments	$(1.4)	$(5.0)	$4.3	$(11.2)
Foreign exchange gain (loss) on working	0.6	(0.1)	(1.9)	3.7
capital balances
Gain (loss) on sale of property, plant and equipment	(0.2)	2.6	(0.5)	2.6
Bargain purchase gain (note 4)	-	1.7	-	43.9
Net settlement gain (note 4)	-	-	5.5	-
Other	-	-	-	2.8
	$(1.0)	$(0.8)	$7.4	$41.8

In 2016, we reached a negotiated settlement with Verso Corporation related to all outstanding issues from the acquisition of the U.S. paper mills on January 7, 2015, and all amounts outstanding from and to Verso Corporation pursuant to their bankruptcy proceeding, and recognized a net settlement gain of $5.5 million.
16.	INCOME TAXES
As at September 30, 2016, the company has a valuation allowance on its deferred tax assets of $315.0 million (December 31, 2015 - $262.2 million). The effective rate for the quarter ended September 30, 2016 was 0% which was impacted by the recognition of a valuation allowance on deferred tax assets.  A description of the company’s income taxes can be found on pages 103 to 105 of the company’s 2015 Annual Report.
17.	FAIR VALUE MEASUREMENT
An established fair value hierarchy requires the company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement.  There are three levels of inputs that may be used to measure fair value.
Level 1
Quoted prices in active markets for identical assets or liabilities.
Level 2
Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3
Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

	September 30,	December 31,	Fair value		Balance sheet
	2016	2015	hierarchy		classification
Assets
Currency contracts	$0.3	$-	2	(1)	Prepaids and other
Liabilities
Currency contracts	$-	$4.5	2	(1)	Accounts payable and accrued liabilities

Fair value of the company’s derivatives are classified under Level 2 as they are measured as follows:

(1)
The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates.  Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques.  The company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The fair value of the company’s long-term debt and level within the fair value hierarchy is disclosed in note 12, Long-term debt.
The following table presents information about the effects of the company’s derivative financial instruments not designated as hedging instruments on the company’s consolidated financial statements for the three and nine months ended September 30:

	Three months		Nine months
	ended September 30,		ended September 30,
	2016	2015	2016	2015
Gain (loss) on currency contracts related to revenue hedges (note 15)	$(1.4)	$(5.0)	$4.3	$(11.2)

The carrying value of the company’s other financial instruments, namely cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments.

18.	FINANCIAL INSTRUMENTS
(a)	Financial Risk Management
Financial instruments of the company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long-term debt. Financial instruments of the company also include derivatives which the company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.
The company has exposure to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest rate risk) and liquidity risk. A summary of the company’s financial risk management objectives can be found on page 110 to 113 of the company’s 2015 Annual Report.
The company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing businesses and paper manufacturing businesses. Aging of receivables were as follows:

	September 30,	December 31,
	2016	2015
Trade receivables
Current	$171.1	$149.4
Past due 1-30 days	7.0	14.0
Past due 31-90 days	1.0	3.5
Past due over 90 days	5.7	4.0
	184.8	170.9
Allowance for doubtful accounts	(4.6)	(4.5)
Trade receivables, net	180.2	166.4
Other receivables, including sales tax recoverables	9.0	18.7
Accounts receivable (note 6)	$189.2	$185.1

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

	September 30,	December 31,
	2016	2015
Balance, beginning of period	$4.5	$2.3
Increase in provision	0.1	2.2
Balance, end of period	$4.6	$4.5

(b)	Revenue Risk Management Instruments
Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:
	Options
	Purchased US$ put		Sold US$ call
Term	Notional amount	Average rate US$/CDN$	Notional amount	Average rate US$/CDN$
As at September 30, 2016
0 to 12 months	$75.0	0.7823	$75.0	0.7169
At period-end exchange rates, the net amount the company would receive to settle the above contracts and options is $0.3 million (December 31, 2015 – negative $4.5 million). At September 30, 2016, purchased U.S. dollar put options and sold US dollar call options are marked to market, and the related gains and losses are recognized in other income.
At September 30, 2016, the company did not have any commodity swap agreements or commodity options outstanding.

19.	CONTINGENCIES
Discontinuance of Two Lawsuits Filed by Halalt First Nation
Two civil claims previously commenced against Catalyst have been discontinued, bringing these pieces of litigation to an end.  On September 2, 2016, the Halalt First Nation filed a notice of discontinuance in respect of a civil claim filed against Catalyst on January 22, 2016 by the Halalt pursuant to which the Halalt alleged that the company illegally trespassed on, and caused damages to, the Halalt’s asserted territories and fisheries resources through the operation of its Crofton Mill since 1957.  Also on September 2, 2016, the Halalt filed a notice of discontinuance in respect of a civil claim filed against Catalyst on January 22, 2016 by the Halalt and its business partners, Sunvault Energy Inc. and Aboriginal Power Corp., pursuant to which the plaintiffs alleged that Catalyst disclosed certain confidential information pertaining to a proposed anaerobic digester facility in breach of a confidentiality agreement.  Sunvault Energy Inc. and Aboriginal Power Corp. jointly filed a notice of discontinuance in respect of such claim on October 7, 2016.
20.	COMPARATIVE FIGURES
Certain comparative figures presented in the interim consolidated financial statements have been reclassified to conform to the current period presentation.